
10010379

Inland Diversified Real Estate Trust, Inc.

Annual Report 2009






INLAND
INLAND DIVERSIFIED
REAL ESTATE TRUST, INC.


INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.

April 15, 2010

To Our Stockholders:

We are required by the terms of our governing documents to report certain information to you on an annual basis. In particular we are required to report to you: (1) the ratio of the costs of raising capital during the year to the capital raised; (2) the aggregate amount of fees paid to our sponsor, Inland Real Estate Investment Corporation, and any of its affiliates including our business manager and real estate managers; (3) the "total operating expenses" stated as a percentage of "average invested assets" and "net income," in each case as these terms are defined in our governing documents; (4) a report from our independent directors that the policies being followed by us are in your best interest, and the basis for this determination; and (5) full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us, our sponsor, our business manager, our real estate managers, our directors and any of our or their affiliates during 2009.

As of December 31, 2009, we had raised approximately $29.2 million in gross offering proceeds from the sale of common stock in our "best efforts" public offering and approximately $66,000 by selling shares through our distribution reinvestment plan. For the year ended December 31, 2009, the ratio of the costs of raising capital to the capital raised was 21.3%. During the year ended December 31, 2009, we paid fees and reimbursed expenses to our sponsor and its affiliates in an aggregate amount equal to approximately $3.4 million. These fees, and the material terms, factors and circumstances surrounding any and all transactions involving us, our sponsor, our business manager, our real estate managers, our directors and any of our or their affiliates during the last year, are described in our proxy statement for the annual meeting of stockholders to be held on June 3, 2010, under the captions "Certain Relationships and Related Transactions" and "Policies and Procedures with Respect to Related Party Transactions."

Our charter requires that we monitor our expenses on a trailing twelve-month basis, and states that our "total operating expenses" are deemed to be excessive if at the end of any quarter they exceed for the prior trailing twelve month period the greater of 2% of our "average invested assets" or 25% of our "net income," each as defined in our charter. It is not unusual for operating expenses of a company to exceed income during the first few months of a stock offering because there is a lag time between receipt of the offering proceeds and deployment of those funds into acquisitions. We expect that our total operating expenses will fall within the parameters described above as we acquire more assets. However, for the trailing twelve months ended December 31, 2009, our "total operating expenses" as a percentage of "average invested assets" and "net loss" were 30.4 % and -102.1%, respectively. The information presented above does not affect the amount or timing of your distributions.

Our board of directors, including all of our independent directors, have reviewed this analysis and unanimously determined the excess to be justified considering the fact that our operations were not active during the registration for our initial public offering of common stock from December 31, 2008 through August 24, 2009. Considering the short duration of our business cycle thereafter, our board does not believe that these circumstances are normal or recurring.

The report of our independent directors is attached as Appendix A to this letter. This letter and the attached report of our independent directors are provided to you as required by our governing documents and should not be considered additional soliciting material or filed under the Securities Exchange Act of 1934, as amended. We thank you for your support.

Respectfully Submitted,

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Barry L. Lazarus
President/COO


INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.

APPENDIX A

REPORT OF INDEPENDENT DIRECTORS

As noted in Mr. Lazarus' letter, we are required to report to you on whether we believe that the policies being followed by the Company are in your best interests, and the basis for that determination.

As noted in the Company's proxy statement for the annual meeting of stockholders to be held on June 3, 2010, we met as a board six times last year. Through these meetings, as well as evaluating the materials prepared for these meetings and discussions with management, we evaluated the Company's business and policies and determined whether acquisitions and other strategic courses of action were in your best interest. Each transaction or action requiring board approval must be approved by a majority of the board, including a majority of the independent directors. Each transaction or action that the Company engaged in during the preceding fiscal year was, in fact, so approved.

During the fiscal year ended December 31, 2009, the Company purchased one property from an unaffiliated third party for approximately $9.7 million. Prior to purchasing this property, the Company received an appraisal, prepared by an independent third party, which reported a value for the subject property greater than the purchase price. During 2009, the Company did not invest in any marketable securities and did not make any loans.

In addition, as detailed in the proxy statement under the caption "Certain Relationships and Related Transactions," during 2009, the Company engaged in certain transactions with, and paid fees and reimbursed expenses to, its sponsor, Inland Real Estate Investment Corporation, and its affiliates, including the Company's business manager. We believe each of these transactions was fair to the Company. Generally, these transactions must be, and in 2009 were, approved by a majority of the Company's disinterested directors, including a majority of the Company's disinterested independent directors, as being fair and reasonable and on terms and conditions not less favorable to the Company than those available from unaffiliated third parties.

As described in Mr. Lazarus' letter, for the year ended December 31, 2009, the Company's "total operating expenses" exceeded 2% of its "average invested assets" and 25% of its "net income," each as defined in the Company's charter. We have reviewed this analysis and unanimously determined the excess to be justified considering the fact that the Company's operations were not active during the registration for its initial public offering of common stock from December 31, 2008 through August 24, 2009. Considering the short duration of its business cycle, we do not believe that these circumstances are normal or recurring.

Since December 31, 2009, we have approved monthly distributions, based on daily record dates, equal to a 6.0% annualized rate based on a purchase price of $10.00 per share, at each of our regularly scheduled meetings in January, February, March and April 2010.

Respectfully Submitted,

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Lee A. Daniels
Donald J. Figura
Gerald W. Grupe
Charles H. Wurtzebach


INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.

Inland Diversified Real Estate Trust, Inc.
2009 Year-End Webcast
Thursday, May 20, 2010
1:30 pm CT

Presenters:
Robert Parks, Chairman
Inland Real Estate Investment Corporation
Barry Lazarus, President & Chief Operating Officer
Inland Diversified Real Estate Trust, Inc.
JoAnn Armenta, President & Chief Executive Officer
Inland Diversified Real Estate Services LLC

Register today for the webcast at:
www.inlanddiversified.com
You will find a link for the webcast on the Inland Diversified website under "Investor Relations – News/Presentations"

Webcast Setup and Troubleshooting Guide

Streaming Online Audio

There is no dial-in number for this webcast. The presentation may be heard live through your computer from your speakers. Please be sure your speaker volume is turned up.

Requirements/System Testing

- You will need either Windows Media Player or Adobe Flash Player to hear and view the webcast.
- Please test your system prior to the webcast by going to the link www.talkpoint.com/test.

Troubleshooting

During the webcast, if you are experiencing buffering issues, please refresh your "audience player" by clicking on the "double arrows" button on the left side of the screen and choose the appropriate streaming option. Buffering issues may be due to your internet connectivity. Closing out of all other open internet browsers may help as well.

This material has been distributed by Inland Securities Corporation, dealer manager for Inland Diversified Real Estate Trust Inc. Inland Securities Corporation is a member of FINRA and SIPC.

2901 Butterfield Road Oak Brook, IL 60523 800.826.8228


INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.

INLAND DIVERSIFED REAL ESTATE TRUST, INC.
2009 ANNUAL REPORT

Dear Stockholder:

The enclosed report provides you with the results of operations for our inaugural year in business. During 2009, our offering was declared effective by the Securities and Exchange Commission, we began raising capital and after extensive due diligence, we purchased our first property. The foundation for our business has been established as a result of the hard work and contributions by many people in our organization. It is appropriate that I thank them at this time.

Some of the additional highlights for us in 2009 include:

- From our inception in late August through year end, we raised over $29 million in capital
- We began paying a 6% annualized dividend at the end of each month, beginning in October
- We formed, through our business manager, a dedicated acquisition team
- By year end, we had established a pipeline of properties for consideration in 2010

We are currently emerging from a period during which the level of deal flow was impeded due to a major deleveraging in the economy. As a result, a significant amount of capital is reentering the real estate industry. Beginning in late 2009 and continuing through early 2010, we are seeing a relatively healthy rate of activity, at what would appear to be sustainable levels.

Our first two purchases are a clear reflection of our acquisition philosophy. Both are grocery-anchored properties in growing markets with occupancy rates in the upper 90%. The anchor tenants are under long-term leases, while the smaller tenant leases are of shorter term, allowing for rental increases going forward. Our acquisition team has been proactive in identifying potential assets such as these and we now have four additional properties under contract, subject to due diligence.

The availability of financing is increasing while the cost is moderating. We recently completed the financing of our first acquisition at a ratio of approximately 50% of the purchase price of the property. Financing is a key part of our acquisition strategy and we constantly monitor the market place for the most competitive quotes.

We hope you will join us for the Inland Diversified 2009 year end webcast on Thursday, May 20, 2010 at 1:30 PM CDT. You may register for the webcast under the "Investor Relations – News/Presentations" section of our website at www.inlanddiversified.com. A replay will be available on our website until June 20, 2010.

We appreciate your support and investment in Inland Diversified Real Estate Trust, Inc.

Sincerely,

INLAND DIVRESIFIED REAL ESTATE TRUST, INC.

Barry L. Lazarus
President & Chief Operating Officer

Certain statements in this letter constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." Similarly, statements that describe or contain information related to matters such as management's intent, belief or expectation with respect to Inland Diversified's financial performance, investment strategy and portfolio, cash flows and growth prospects are forward-looking statements. These forward-looking statements are not historical facts but are the intent, belief or current expectations of management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and stockholders should not place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in Inland Diversified's Annual Report on Form 10-K . Inland Diversified intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Inland Diversified undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 333-153356

Inland Diversified Real Estate Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	26-2875286
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2901 Butterfield Road, Oak Brook, Illinois	60523
(Address of principal executive offices)	(Zip Code)

630-218-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common stock, $0.001 par value per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes ☐ No X

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.45 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. (See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act).
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer X Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No X

While there is no established market for the registrant's shares of common stock, the registrant currently is conducting an offering of its shares of common stock pursuant to a registration statement on Form S-11. In its primary offering, the registrant is selling shares of its common stock for $10.00 per share, with discounts available for certain categories of purchasers. The number of shares held by non-affiliates as of June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter) was 0.

As of March 25, 2010, there were 6,696,888 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant incorporates by reference portions of its Definitive Proxy Statement for the 2010 Annual Meeting of Stockholders, which is expected to be filed no later than April 30, 2010, into Part III of this Form 10-K to the extent stated herein.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Inland Diversified Real Estate Trust, Inc. (which we refer to herein as the "Company," "we," "our" or "us") was incorporated in June 2008 as a Maryland corporation. We were formed to acquire and develop a diversified portfolio of commercial real estate located in the United States and Canada. We also may invest in other real estate assets such as interests in real estate investment trusts, or "REITs," or other "real estate operating companies" that own these assets, joint ventures and commercial mortgage debt. Our sponsor, Inland Real Estate Investment Corporation, referred to herein as our "Sponsor" or "IREIC," is a subsidiary of The Inland Group, Inc. Various affiliates of our Sponsor are involved in our business. We are externally managed and advised by Inland Diversified Business Manager & Advisor, Inc. referred to herein as our "Business Manager," a wholly owned subsidiary of our Sponsor. Our Business Manager is responsible for overseeing and managing our day-to-day operations. Our properties typically are managed by Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, referred to collectively herein as our "Real Estate Managers," which are indirectly controlled by the four principals of The Inland Group.

On August 24, 2009, we commenced our initial public offering, referred to herein as the "Offering." We are offering 500,000,000 shares of our common stock at a price equal to $10.00 per share on a "best efforts" basis. We also are offering up to 50,000,000 shares of our common stock at a price equal to $9.50 per share to stockholders who elect to participate in our distribution reinvestment plan, or "DRP." The dealer manager of this Offering is Inland Securities Corporation, a wholly owned subsidiary of our Sponsor. As of December 31, 2009, we had issued a total of 2,958,096 shares, which includes 20,000 shares issued to our Sponsor as well as 6,925 shares issued through our DRP. We had raised a total of approximately $29.5 million of gross offering proceeds as of December 31, 2009, which includes proceeds from the sale of shares issued to our Sponsor and through the DRP.

As of December 31, 2009, we owned one property, an 82,292 square foot grocery-anchored retail center known as Merrimack Village Center, located in Merrimack, New Hampshire. The purchase price for the property was $9.8 million. As of December 31, 2009, the property was 96.8% leased. One tenant of Merrimack Village Center, Shaw's Grocery Store, generated approximately 53% of our rental revenue for the year ended December 31, 2009. Shaw's leases approximately 54,000 square feet at Merrimack. We are not aware of any current tenants who will not be able to pay their contractual rental amounts as they become due or whose inability to pay would have a material adverse impact on our results of operations, financial condition and ability to pay distributions.

Segment Data

We intend to operate on a consolidated basis with business segments to be designated for specific property types. However, we currently view our real estate asset as one business segment because we own one retail property. Accordingly, we did not report any other segment disclosures in 2009. Information related to our business segment for the year 2009 is set forth in Note 9 to our consolidated financial statements in Item 8 of this annual report on Form 10-K.

Tax Status

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") beginning with the tax year ended December 31, 2009. Because we qualify for taxation as a REIT, we generally will not be subject to federal income tax on taxable income that is distributed to stockholders. If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, we will be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income, property or net worth, respectively, and to federal income and excise taxes on our undistributed income.

Competition

We are subject to significant competition in seeking real estate investments and tenants. We compete with many third parties engaged in real estate investment activities including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. Some of these competitors, including larger REITs, have substantially greater financial resources than we do and generally enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

Employees

We do not have any employees. In addition, all of our executive officers are officers of IREIC or one or more of its affiliates and will be compensated by those entities, in part, for their service rendered to us. We will not separately compensate our executive officers for their service as officers, nor will we reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as our executive officers, or the executive officers of our Business Manager or its affiliates or our Real Estate Managers; provided that, for these purposes, the secretaries of our Company and the Business Manager will not be considered "executive officers."

Conflicts of Interest Policies

Our governing documents require a majority of our directors to be independent.

Presently, under our charter, if we were to engage in certain transactions with entities sponsored by, or affiliated with, IREIC, such as: (1) purchasing or selling assets; (2) making loans to, or borrowing money from, these entities; or (3) entering into joint ventures with these entities, a majority of our board of directors, including a majority of our independent directors, would have to find the transaction to be fair and reasonable and on terms no less favorable to us than those from an unaffiliated party under the same circumstances. Subsequent to our Offering becoming effective, our board adopted a policy prohibiting us from engaging in the following types of transactions with IREIC-affiliated entities:

- purchasing real estate assets from, or selling real estate assets to, any IREIC-affiliated entities (this excludes circumstances where we have entered into an agreement for services with an entity affiliated with IREIC, such as Inland Real Estate Acquisitions, Inc. ("IREA"), who from time to time may enter into a purchase agreement to acquire a property and then assigns the purchase agreement to us);

- making loans to, or borrowing money from, any IREIC-affiliated entities (this excludes expense advancements under existing agreements and the deposit of monies in any banking institution affiliated with IREIC); and

- investing in joint ventures with any IREIC-affiliated entities.

This policy does not impact agreements or relationships between us and IREIC and its affiliates that relate to the day-to-day management of our business or our Offering. These agreements are governed by our charter.

Beginning on page 3 is a discussion of the risks that we believe are material to our business.

Environmental Matters

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. Compliance with federal, state and local environmental laws has not had a material adverse effect on our business, assets, or results of operations, financial condition and ability to pay distributions, and we do not believe that our existing portfolio will require us to incur material expenditures to comply with these laws and regulations.

Executive Officers

The following sets forth certain information with regard to our executive officers as of December 31, 2009:

Robert D. Parks, 66, has been our chairman of the board and director since our formation.

Barry L. Lazarus, 63, has been our president and chief operating officer since May 2009.

Cathleen M. Hrtanek, 33, has been our secretary since our formation.

Steven T. Hippel, 38, has been our treasurer and chief accounting officer since November 2009.

Roberta S. Matlin, 65, has been our vice president since our formation.

Access to Company Information

We electronically file our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any of the reports that are filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800)-SEC-0330. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically.

We make available, free of charge, by responding to requests addressed to our customer relations group, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports on our website, www.inlanddiversified.com. These reports are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC.

Certifications

We have filed with the SEC the principal executive officer and principal financial officer certifications required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are attached as Exhibits 31.1 and 31.2 to this annual report on Form 10-K.

Item 1A. Risk Factors

The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate. The occurrence of any of the risks discussed below could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our stockholders. Potential investors and our stockholders may be referred to as "you" or "your" in this Item 1A, "Risk Factors," section.

Risks Related to Our Business

We have no operating history, and neither our prior performance nor the prior performance of programs sponsored by IREIC should be used to predict our future results.

We are newly-formed with no operating history. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of your investment could decline substantially. You should not rely on the past performance of other real estate investment programs sponsored by IREIC to predict our future results.

There is no public market for our shares, and you may not be able to sell your shares.

Our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require our directors to list our shares for trading by a specified date. There is no public market for our shares and no assurance that one may develop. We do not expect that our shares will be listed for trading on a national securities exchange in the near future, if ever. Our board will determine when, and if, to apply to have our shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements. Our board does not anticipate evaluating a listing on a national securities exchange until at least 2014. Further, our charter limits a person or group from owning more than 9.8% in value of our outstanding stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock without prior approval of our board. These restrictions may inhibit your ability to sell your shares.

Our share repurchase program may be amended, suspended or terminated by our board of directors.

Our board of directors, in its sole discretion, may amend, suspend (in whole or in part), or terminate our share repurchase program. Further, our board reserves the right in its sole discretion to change the repurchase prices or reject any requests for repurchases. Any amendments to, or suspension or termination of, the share repurchase program may restrict or eliminate your ability to have us repurchase your shares and otherwise prevent you from liquidating your investment.

The amount and timing of distributions may vary. We may pay distributions from the proceeds generated by borrowings.

There are many factors that can affect the availability and timing of cash distributions to stockholders such as our ability to buy, and earn positive yields on, real estate assets, the yields on securities of other entities in which we invest, our operating expense levels, as well as many other variables. The actual amount and timing of distributions is determined by our board of directors in its discretion, based on its analysis of our earnings, cash flow, anticipated cash flow, capital expenditure requirements and general financial condition. Actual cash available for distribution may vary substantially from estimates. In addition, to the extent we invest in development or redevelopment projects, or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted, especially during our early period of operation. We may not generate sufficient cash flow from operations, determined in accordance with GAAP, to fully fund distributions. As used herein, "GAAP" means generally accepted accounting principles as in effect in the United States of America from time to time or such other accounting basis mandated by the SEC. Some or all of our distributions may be paid from the proceeds generated by borrowings, including borrowings secured by our assets, and from the proceeds from the sale of our assets. Distributions reduce the amount of money available to invest in properties or other real estate assets. Further, distributions that exceed cash flows from operations or the cash flow generated by investing activities will likely not be sustainable for a significant period of time.

Although IREIC or its affiliates have previously forgone or deferred business management fees in an effort to increase cash available for distribution by the other REITs previously sponsored by IREIC, our Business Manager is under no obligation, and may not agree, to continue to forgo or defer its business management fee.

From time to time, IREIC or its affiliates have agreed to either forgo or defer a portion of the business management fee due them from the other REITs previously sponsored by IREIC to ensure that the particular REIT generated sufficient cash from operating, investing and financing activities to pay distributions while continuing to raise capital and acquire properties. In each case, IREIC or its affiliates determined the amounts that would be forgone or deferred in their sole discretion and, in some cases, were paid the deferred amounts in later periods. For the year ended December 31, 2009, the Business Manager waived a total of $6,060 in business management fees from us, and the monies needed to pay all of the distributions declared for 2009 were funded from capital contributions from IREIC. There is no assurance that our Business Manager will continue to charge less than it is entitled to charge or that IREIC will continue to contribute monies to fund future distributions.

We may suffer from delays in selecting, acquiring and developing suitable properties.

Regardless of the amount of capital we raise or borrow, we may experience delays in deploying our capital into assets or in realizing a return on the capital we invest. The more money we raise in our public Offering, the more difficult it will be to invest the net offering proceeds promptly. Therefore, the relatively large size of our Offering increases the risk of delays. We could suffer from delays in locating suitable investments as a result of competition in the relevant market, regulatory requirements such as those imposed by the SEC which require us to provide audited financial statements and our reliance on our Business Manager to locate suitable investments for us at times when the management of our Business Manager is simultaneously seeking to locate suitable investments for other IREIC-sponsored programs. Further, our investments may not yield immediate returns. For example, properties acquired before the start of construction or during the early stages of construction typically will not generate income for some period of time. Likewise, we may experience delays as a result of negotiating or obtaining the necessary purchase documentation to close an acquisition.

We also have invested, and may continue to invest, proceeds we receive from our Offering in short-term, highly-liquid investments. These short-term investments, although liquid, generally generate very little current yield. These yields will likely be less than the distribution yield paid to stockholders. Further, we may use the principal amount of these investments, and any returns generated on these investments, to pay fees in connection with our current Offering and the expenses of our Business Manager, Real Estate Managers and other affiliates of IREIC in connection with acquiring real estate assets for us.

Our charter authorizes us to issue additional shares of stock, which may reduce the percentage of our common stock owned by our other stockholders, subordinate your rights or discourage a third party from acquiring us.

Investors purchasing in our Offering will not have preemptive rights to purchase any shares issued by us in the future. Our charter authorizes us to issue up to 2.5 billion shares of capital stock, of which 2.46 billion shares are designated as common stock and 40 million are designated as preferred stock. We may, in the sole discretion of our board:

- sell additional shares in our current or any future offerings;
- issue equity interests in a private offering of securities;
- classify or reclassify any unissued shares of common or preferred stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the stock;
- increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue;
- issue shares of our capital stock in exchange for real estate assets; or
- issue shares of our capital stock to our Business Manager or Real Estate Managers in connection with any business combination between us and any of them.

Future issuances of common stock will reduce the percentage of our outstanding shares owned by our other stockholders. Further, our board of directors could authorize the issuance of stock with terms and conditions that could subordinate the rights of the holders of our current common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our stockholders.

Investments in Canada will subject us to additional risks.

We may purchase real estate assets located in Canada, and may make or purchase mortgage, bridge, mezzanine or other loans or participations in these loans made by a borrower located in, or secured by property located in, Canada. To the extent that we invest in real estate assets located in Canada, in addition to risks inherent in domestic real estate investments, we will also be subject to fluctuations in foreign currency exchange rates and the uncertainty of foreign laws and markets including, but not limited to, unexpected changes in regulatory requirements, difficulties in managing international operations, currency exchange controls, potentially adverse tax consequences, additional accounting and control expenses and the administrative burden associated with complying with a wide variety of foreign laws. Changes in foreign currency exchange rates may adversely impact the fair values and earnings streams of our international holdings and therefore the returns on our non-dollar denominated investments. To the extent that we make real property investments in Canada, we will be subject to changes in the value of the Canadian Dollar relative to the value of the U.S. Dollar. Although we may hedge our foreign currency risk, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations. In addition, if our REIT status is not recognized in Canada, any income or gains from Canadian sources may be subject to foreign taxation, withholding taxes, transfer taxes and value added taxes.

Actions of our joint venture partners could negatively impact our performance.

We may enter into joint ventures with third parties. Our organizational documents do not limit the amount of available funds that we may invest in these joint ventures, and we intend to develop and acquire properties through joint ventures with other persons or entities when warranted by the circumstances. The venture partners may share certain approval rights over major decisions and these investments may involve risks not otherwise present with other methods of investment in real estate, including, but not limited to:

- the current economic conditions make it more likely that our co-member, co-venturer or partner in an investment may become bankrupt, which would mean that we and any other remaining general partners, members or co-venturers would generally remain liable for the partnership's, limited liability company's or joint venture's liabilities;

- that our co-member, co-venturer or partner may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals;

- that our co-member, co-venturer or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our objective to qualify as a REIT;

- that, if our partners fail to fund their share of any required capital contributions, we may be required to contribute that capital;

- that joint venture, limited liability company and partnership agreements often restrict the transfer of a co-venturer's, member's or partner's interest or may otherwise restrict our ability to sell the interest when we desire or on advantageous terms;

- that our relationships with our partners, co-members or co-venturers are contractual in nature and may be terminated or dissolved under the terms of the agreements and, in each event, we may not continue to own or operate the interests or assets underlying the relationship or may need to purchase these interests or assets at an above-market price to continue ownership;

- that disputes between us and our partners, co-members or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business; and

- that we may in certain circumstances be liable for the actions of our partners, co-members or co-venturers.

Current credit market disruptions and recent economic trends may increase the likelihood of a commercial developer defaulting on its obligations with respect to a development project or becoming bankrupt or insolvent.

We may enter into projects that are in various stages of pre-development and development. Current credit market disruptions and recent economic trends have increased the risk that development projects will fail. The developers of the projects in which we may invest may be exposed to risks not only with respect to our projects, but also other projects in which they may be involved. Default by a developer in respect of one of our development project investments, or the bankruptcy, insolvency or other failure of a developer of one of these projects, may require us to assume the senior loan, fund beyond what we are contractually obligated to fund, take over development of the project, find another developer for the project, or sell our interest in the project. Attempts to limit our capital obligations may be unsuccessful. Developer failures could delay efforts to complete or sell the development project and could ultimately preclude us from realizing a return on our investment. These events could cause a decrease in the value of our development assets and compel us to seek additional sources of liquidity, which may or may not be available, in order to hold and complete the development project. We cannot provide assurance that we would be able to complete the development on terms as favorable as when we first entered into the project.

The failure of any bank in which we may deposit our funds could reduce the amount of cash we have available to pay distributions and invest in real estate assets.

We deposit our cash and cash equivalents in several banking institutions in an attempt to minimize exposure to the failure of any one of these entities. However, the Federal Insurance Deposit Corporation, or "FDIC," generally only insures limited amounts per depositor per insured bank. Through 2013, the FDIC is insuring up to $250,000 per depositor per insured bank. If our deposits exceed these federally insured levels and the banking institutions in which we have deposited our funds ultimately fail, we may lose our deposits over the federally insured levels.

If we internalize our management functions, your interest in us could be diluted, we could incur other significant costs associated with being self-managed and we may have increased exposure to litigation as a result of internalizing our management functions.

At some point in the future, we may consider becoming "self-managed" by internalizing the functions performed for us by our Business Manager and Real Estate Managers, particularly if we seek to list our shares on an exchange as a way of providing our stockholders with a liquidity event. The method by which we could internalize these functions could take many forms. We may hire our own group of executives and other employees or we may acquire our Business Manager and Real Estate Managers or their respective assets, including their existing workforce. The method or cost of internalizing cannot be determined or estimated at this time. Further, if we acquired our Business Manager and Real Estate Managers, the amount and form of any consideration that we would pay in this type of transaction could take many forms. For example, we could acquire the Business Manager and Real Estate Managers through a merger in which we issued shares of our common stock for all of the outstanding common stock or assets of these entities. Issuing shares of our common stock would reduce the percentage of our outstanding shares owned by stockholders prior to any transaction. Further, issuing promissory notes could reduce our net income, cash flow from operations and our ability to pay distributions to you, particularly if internalizing these functions does not produce cost savings. Any internalization transaction could result in significant payments to the owners of our Business Manager and Real Estate Managers. The three self-administered REITs previously sponsored by IREIC, Inland Real Estate Corporation, Inland Retail Real Estate Trust, Inc. and Inland Western Retail Real Estate Trust, Inc., paid approximately $68 million, $197 million and $375 million, respectively, to acquire their respective business managers and real estate managers. In addition, there is no assurance that internalizing our management functions will prove to be beneficial to us and our stockholders. For example, we may not realize the perceived benefits or we may not be able to properly integrate a new staff of managers and employees or we may not be able to effectively replicate the services provided previously by our Business Manager, Real Estate Managers or their affiliates. In addition, we may not be able to affect an internalization plan that enables us to retain all of the employees of our Business Manager or Real Estate Managers and their affiliates or to maintain a relationship with IREIC.

Internalization transactions have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest in real estate assets or to pay distributions. As of the date of this report, Inland Western, another REIT sponsored by IREIC, and IREIC are defendants to a lawsuit filed in connection with Inland Western's internalization transaction.

If another investment program sponsored by IREIC hires the employees of our Business Manager and Real Estate Mangers and their affiliates in connection with its own internalization transaction, our ability to conduct our business may be adversely affected.

We rely on persons employed by our Business Manager and Real Estate Managers to manage our day-to-day operations. Some of the employees of our Business Manager and Real Estate Managers, including Mr. Parks, who serves as our chairman of the board and a director, and Ms. Gujral, who serves as one of our directors, also are employed by IREIC or its affiliates, and may provide services to one or more other investment programs sponsored by IREIC, including specifically Inland American Real Estate Trust, Inc., which is an externally advised REIT. If Inland American decides to internalize its management functions in the future, it may do so by hiring and retaining certain of the persons currently employed by our Business Manager and Real Estate Managers and their affiliates, and if it did so, would likely not allow these persons to perform services for us.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

The Company is not registered, and does not intend to register itself or any of its subsidiaries, as an investment company under the Investment Company Act. If we become obligated to register the Company or any of its subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

The Company intends to conduct its operations, directly and through wholly or majority-owned subsidiaries, so that the Company and each of its subsidiaries are exempt from registration as an investment company under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is not deemed to be an "investment company" if it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is not deemed to be an "investment company" if it neither is engaged, nor proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire "investment securities" having a value exceeding 40% of the value of its total assets on an unconsolidated basis, which we refer to as the "40% test."

We believe that the Company and most, if not all, of its wholly and majority-owned subsidiaries will not be considered investment companies under either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act. In the event that the Company or any of its wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of "investment company," we intend to rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act.

Under Section 3(c)(5)(C), the SEC staff generally requires the Company to maintain at least 55% of its assets directly in qualifying assets to qualify for this exception. Mortgage-backed securities may or may not constitute such qualifying assets, depending on the characteristics of the mortgage-backed securities, including the rights that we have with respect to the underlying loans. The Company's ownership of mortgage-backed securities, therefore, is limited by provisions of the Investment Company Act and SEC staff interpretations.

The method we use to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of qualifying for exemption from regulation under the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exclusion from the definition of an "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act.

A change in the value of any of our assets could cause us to fall within the definition of "investment company" and negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To avoid being required to register the Company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.

If we were required to register the Company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Risks Related to Investments in Real Estate

There are inherent risks with real estate investments.

Investments in real estate assets are subject to varying degrees of risk. For example, an investment in real estate cannot generally be quickly converted to cash, limiting our ability to promptly vary our portfolio in response to changing economic, financial and investment conditions. Investments in real estate assets also are subject to adverse changes in general economic conditions which reduce the demand for rental space. Other factors also affect the value of real estate assets, including:

- federal, state or local regulations and controls affecting rents, zoning, prices of goods, fuel and energy consumption, water and environmental restrictions;
- the attractiveness of a property to tenants; and
- labor and material costs.

Further, our investments may not generate revenues sufficient to meet operating expenses.

We are directly affected by general economic and regulatory factors that impact real estate investments.

Because we invest primarily in commercial real estate, we are impacted by general economic and regulatory factors impacting real estate investments. These factors are generally outside of our control. Among the factors that could impact our real estate assets and the value of an investment in us are:

- local conditions such as an oversupply of space or reduced demand for real estate assets of the type that we seek to acquire, including, with respect to any lodging properties, quick changes in supply of and demand for rooms that are rented or leased on a day-to-day basis;
- inability to collect rent from tenants;
- vacancies or inability to rent space on favorable terms;
- inflation and other increases in operating costs, including insurance premiums, utilities and real estate taxes;
- increases in energy costs or airline fares or terrorist incidents which impact the propensity of people to travel and therefore impact revenues from any lodging properties we may acquire, although operating costs cannot be adjusted as quickly;
- adverse changes in the laws and regulations applicable to us;
- the relative illiquidity of real estate investments;
- changing market demographics;
- an inability to acquire and finance properties on favorable terms;
- acts of God, such as earthquakes, floods or other uninsured losses; and
- changes or increases in interest rates and availability of permanent mortgage funds.

In addition, periods of economic slowdown or recession, or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or increased defaults under existing leases.

We will depend on tenants for the majority of our revenue from real property investments, and lease terminations or the exercise of any co-tenancy rights could have an adverse effect.

Defaults on lease payment obligations by our tenants would cause us to lose the revenue associated with that lease and require us to find an alternative source of revenue to pay our mortgage indebtedness and prevent a foreclosure action. If a tenant defaults, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment. In addition, if a tenant at a "single-user facility," property designed or built primarily for a particular tenant or a specific type of use, fails to renew its lease or defaults on its lease obligations, we may not be able to readily market a single-user facility to a new tenant, if at all, without making substantial capital improvements or incurring other significant re-leasing costs.

Further, with respect to any retail properties we may acquire, we may enter into leases containing co-tenancy provisions. Co-tenancy provisions may allow a tenant to exercise certain rights if, among other things, another tenant fails to open for business, delays its opening or ceases to operate, or if a percentage of the property's gross leasable space or a particular portion of the property is not leased or subsequently becomes vacant. A tenant exercising co-tenancy rights may be able to abate minimum rent, reduce its share or the amount of its payments of common area operating expenses and property taxes or cancel its lease.

Increasing vacancy rates for certain classes of real estate assets resulting from the recent economic downturn and disruption in the financial markets could adversely affect the value of assets we acquire.

Recent disruptions in the financial markets and deteriorating economic conditions have resulted in a trend toward increasing vacancy rates for certain classes of commercial property, including office and retail properties, due to increased tenant delinquencies and defaults under leases, generally lower demand for rentable space, as well as the potential oversupply of rentable space. Business failures and downsizings have led to reduced demand for office space and reduced consumer demand for retail products and services, which has led to reduced demand for retail space. Reduced demand for commercial properties such as retail and office space could require us to increase concessions, tenant improvement expenditures or reduce rental rates to maintain occupancies beyond those anticipated at the time we acquire the property. The continuation of disruptions in the financial markets and deteriorating economic conditions could impact certain of the properties we may acquire and these properties could experience higher levels of vacancies than anticipated at the time of our acquisition. The value of our real estate assets could decrease below the amounts we paid for them. Revenues from properties could decrease due to lower occupancy rates, reduced rental rates and potential increases in uncollectible rent. Additionally, we will incur expenses, such as for maintenance costs, insurances costs and property taxes, even though a property is vacant. The longer the period of significant vacancies for a property, the greater the potential negative impact on our revenues and results of operations.

We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants.

The current economic conditions may cause the tenants in any properties we acquire to experience financial difficulties, including bankruptcy, insolvency or a general downturn in their business. We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by, or relating to, one of our tenants or a lease guarantor would bar efforts by us to collect pre-bankruptcy debts from that tenant or lease guarantor, or its property, unless we receive an order permitting us to do so from the bankruptcy court. In addition, we cannot evict a tenant solely because of bankruptcy. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. If, however, a lease is rejected by a tenant in bankruptcy, we would have only a general, unsecured claim for damages. An unsecured claim would only be paid to the extent that funds are available and only in the same percentage as is paid to all other holders of general, unsecured claims. Restrictions under the bankruptcy laws further limit the amount of any other claims that we can make if a lease is rejected. As a result, it is likely that we would recover substantially less than the full value of the remaining rent during the term.

Geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas.

In the event that we have a concentration of properties in a particular geographic area, our operating results are likely to be impacted by economic changes affecting the real estate markets in that area. Our investment will be subject to greater risk to the extent that we lack a geographically diversified portfolio of properties.

If we acquire retail properties, we may be restricted from re-leasing space.

In the case of leases with retail tenants, the majority of the leases contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center. These provisions may limit the number and types of prospective tenants interested in leasing space in a particular retail property.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we may attempt to acquire multiple properties in a single transaction. Portfolio acquisitions typically are more complex and expensive than single property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on our Business Manager and Real Estate Managers in managing the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. We also may be required to accumulate a large amount of cash to fund such acquisitions. We would expect the returns that we earn on such cash to be less than the returns on real property. Therefore, acquiring multiple properties in a single transaction may reduce the overall yield on our portfolio.

If we acquire lodging or healthcare-related properties, we will depend on third-parties to manage those facilities.

In order to qualify as a REIT, we will not be able to operate any lodging or healthcare-related properties that we acquire or participate in the decisions affecting the daily operations of these properties. We will lease any lodging and healthcare-related properties we acquire to a taxable REIT subsidiary, or "TRS," in which we may own up to a 100% interest. Our TRS will enter into management agreements with eligible independent contractors that are not our subsidiaries or otherwise controlled by us to manage these properties. Thus, independent operators, under management agreements with our TRS, will control the daily operations of our lodging and healthcare-related properties.

We will depend on these independent management companies to operate our lodging and healthcare-related properties. We will not have the authority to require these properties to be operated in a particular manner or to govern any particular aspect of the daily operations, such as establishing room rates at our lodging properties. Thus, even if we believe our lodging or healthcare-related properties are being operated inefficiently or in a manner that does not result in satisfactory results, we may not be able to force the management company to change its method of operation of these properties. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement. In the event that we need to replace any management company, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected properties.

Franchise agreements may limit our flexibility.

Any lodging properties that we acquire will be operated pursuant to franchise or license agreements with nationally recognized hotel brands. These franchise agreements may contain specific standards for, and restrictions and limitations on, the operation and maintenance of our properties. We do not know whether those limitations may conflict with our ability to create specific business plans tailored to each property and to each market.

The standards may change over time, in some cases at the direction of the franchisor, and may restrict our TRS' ability, as franchisee, to make improvements or modifications to a property without the consent of the franchisor. In addition, compliance with the standards could require us or our TRS, as franchisee, to incur significant expenses or capital expenditures. Action or inaction on our part, or by our TRS, could result in a breach of those standards or other terms and conditions of the franchise agreements and could result in the loss or cancellation of a franchise license.

In connection with terminating or changing the franchise affiliation of a lodging property, we may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the property covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor.

The lodging industry is seasonal.

The lodging industry is seasonal in nature. Generally, occupancy rates and hotel revenues are greater in the second and third quarters than in the first and fourth quarters. As a result of the seasonality of the lodging industry, there will likely be quarterly fluctuations in results of operations of any lodging properties that we may own. Quarterly financial results may be adversely affected by factors outside our control.

The lodging market is highly competitive and generally subject to greater volatility than other market segments in which we may invest.

The lodging business is highly competitive and influenced by factors such as location, room rates and quality, service levels, reputation and reservation systems, among many other factors. There are many competitors in this market, and these competitors may have substantially greater marketing and financial resources than those available to us. This competition, along with other factors, such as over-building in the lodging industry and certain deterrents to traveling, may increase the number of rooms available and may decrease the average occupancy and room rates of our lodging properties. The demand for rooms at any lodging properties that we may acquire will change much more rapidly than the demand for space at other properties that we acquire.

The healthcare industry is heavily regulated and existing and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of tenants at our healthcare-related facilities to make lease payments to us.

We intend to invest in medical office buildings and healthcare-related facilities. The healthcare industry is highly regulated by federal, state and local laws, and is directly affected by federal conditions of participation, state licensing requirements, facility inspections, state and federal reimbursement policies, regulations concerning capital and other expenditures, certification requirements and other laws, regulations and rules. In addition, healthcare facilities are subject to regulatory approvals not required for other types of real estate. Sanctions for failure to comply with these regulations and laws include, but are not limited to, loss of or inability to obtain licensure, fines and loss of or inability to obtain certification to participate in the Medicare and Medicaid programs, as well as potential criminal penalties. The failure of any tenant to comply with these laws, requirements and regulations could affect its ability to establish or continue its operation of the facility or facilities and could adversely affect the tenant's ability to make lease payments to us. In addition, restrictions and delays in transferring the operations of healthcare facilities, in obtaining new third-party payor contracts, including Medicare and Medicaid provider agreements, and in receiving licensure and certification approval from appropriate state and federal agencies by new tenants may affect our ability to terminate lease agreements, remove tenants that violate lease terms and replace existing tenants with new tenants at these facilities. Furthermore, these matters may affect new tenants' ability to obtain reimbursement for services rendered, which could adversely affect their ability to pay rent to us and to pay principal and interest on their loans from us.

Reductions in reimbursement from third-party payors, including Medicare and Medicaid, could adversely affect the profitability of tenants at our healthcare-related facilities, and hinder their ability to make rent payments to us.

Sources of revenue for tenants and operators at any healthcare-related facilities that we may acquire may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by these payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of these tenants. In addition, the failure of any of our tenants to comply with various laws and regulations could jeopardize their ability to continue participating in Medicare, Medicaid and other government-sponsored payment programs.

The healthcare industry continues to face various challenges, including increased government and private payor pressure on healthcare providers to control or reduce costs. We believe that tenants at healthcare-related facilities will continue to experience a shift in payor mix away from fee-for-service payors, resulting in an increase in the percentage of revenues attributable to managed care payors, government payors and general industry trends that include pressures to control healthcare costs. Pressures to control healthcare costs and a shift away from traditional health insurance reimbursement have resulted in an increase in the number of patients whose healthcare coverage is provided under managed care plans, such as health maintenance organizations and preferred provider organizations. In addition, due to the aging of the population and the expansion of governmental payor programs, we anticipate that there will be a marked increase in the number of patients reliant on healthcare coverage provided by governmental payors. These changes could have a material adverse effect on the financial condition of tenants at our healthcare-related facilities.

Tenants of our medical office buildings and healthcare-related facilities may be subject to significant legal action that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us.

Certain types of tenants of medical office buildings and healthcare-related facilities may often become subject to claims that their services have resulted in patient injury or other adverse effects. The insurance coverage maintained by these tenants may neither cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims or litigation may not, in certain cases, be available due to state law. Tenants in these states may be liable for punitive damage awards that are either not covered or that exceed their insurance policy limits. We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not typically available to cover these losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on a tenant's financial condition. If a tenant is unable to obtain or maintain insurance coverage, if judgments exceed their insurance coverage, if a tenant is required to pay uninsured punitive damages, or if a tenant is subject to an uninsurable government enforcement action, the tenant could be exposed to substantial additional liabilities, which may affect the tenant's ability to pay rent.

Delays in collecting accounts receivable by tenants at our healthcare-related facilities could adversely affect their cash flows and financial condition and their ability to meet their obligations to us.

Billing and collection of accounts receivable by our tenants at healthcare-related facilities are subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by non-government payors. If these tenants fail to bill and collect on a timely basis in accordance with these regulations and rules, they could be subject to payment delays that could negatively impact their cash flows and ultimately their financial condition and their ability to meet their obligations to us.

Short-term leases may expose us to the effects of declining market rent.

Certain types of the properties we may acquire, such as multi-family and student housing properties, typically have short term leases with tenants. There is no assurance that we will be able to renew these leases as they expire or attract replacement tenants on comparable terms, if at all.

We may be exposed to the annual leasing cycle of student housing properties, changing university admission and housing policies, and other risks inherent in the student housing industry.

Student housing properties must be almost entirely re-leased each year, exposing us to increased leasing risk. These facilities are highly dependent on the effectiveness of their marketing and leasing efforts and personnel during the late summer and early fall re-leasing season. Changes in university admission policies can also adversely affect student housing properties, such as requirements that freshman, or other classes of students, live in a university-owned facility, resulting in lower occupancy rates for other facilities. Additionally, many colleges and universities own and operate their own competing on-campus housing, offering better proximity to the campus and on-campus facilities. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us, thereby enabling them to offer lower rental rates than competing facilities and negatively impacting our property occupancy or rental rates. Federal and state requirements to publish reports of crime or other negative publicity regarding the safety of the students residing on, or near, our student housing properties may have an adverse effect on the operations of these types of properties.

Your investment may be subject to additional risks if we invest in public infrastructure assets.

Your investment may be subject to additional risks if we invest in public infrastructure assets. Public infrastructure assets are subject to different operating risks than more traditional investments in real properties. These risks include, but are not limited to:

- operational problems or supply disruption at a facility;
- disruptions caused by significant catastrophic events, such as major plant breakdowns, pipeline or electricity line ruptures, or other disasters;
- the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards;
- a change in the number of users who use the assets, which could negatively impact our profitability; and
- general changes in market sentiment towards infrastructure assets.

Moreover, acquiring infrastructure assets often involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control and risk than typically imposed on other businesses or real estate assets. Cash flows from these assets may be disrupted or altered by an adverse change in regulation by various government authorities, including regulation of rates charged to customers.

In addition, specific infrastructure assets may face completely unique risks. For example, in the case of private toll roads, there are risks relating to improper grading, improper lane design and improper access. States and the federal government generally do not face suits relating to these factors because of the doctrine of sovereign immunity, which would not apply to a private toll road operator. Thus, absent specific protective legislation, any person injured on a private toll road may sue the toll road owner. As another example, correctional facilities entail heightened risks associated with fire safety (due to prisoner incarceration and the inability to quickly exit a burning facility), design (prison population control issues and non-inmate safety), and potentially high construction costs associated with security features. Additionally, government agencies are the only likely lessees, thus reducing the competitive pressures for high lease rates. Also potentially affecting lease rates would be demand for cells, which could decline dramatically because of a variety of factors, most particularly the crime rate, but also factors such as prison sentence guidelines and parole policies.

We will not own or control the land in any ground lease properties that we may acquire.

We may acquire property on land owned by a governmental entity or other third party, while we own a leasehold, permit, or similar interest. This means that while we have a right to use the property, we do not retain fee ownership in the underlying land. Accordingly, we will have no economic interest in the land or building at the expiration of the ground lease or permit. As a result, we will not share in any increase in value of the land associated with the underlying property. Further, because we do not control the underlying land, the lessor could take certain actions to disrupt our rights in the property or our tenants' operation of the properties or the case of a governmental entity, take the property in an eminent domain proceeding.

We may be unable to sell assets if or when we decide to do so.

Qualifying as a REIT and avoiding registration under the Investment Company Act as well as many other factors, such as general economic conditions, the availability of financing, interest rates and the supply and demand for the particular asset type, may limit our ability to sell real estate assets. These factors are beyond our control. We cannot predict whether we will be able to sell any real estate asset on favorable terms and conditions, if at all, or the length of time needed to sell an asset.

If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

We may, from time to time, sell a property or other asset by providing financing to the purchaser. There are no limits or restrictions on our ability to accept purchase money obligations secured by a mortgage as payment for the purchase price. The terms of payment to us will be affected by custom in the area where the property being sold is located and then-prevailing economic conditions. If we receive promissory notes or other property in lieu of cash from property sales, the distribution of the proceeds of sales to our stockholders, or reinvestment in other properties, will be delayed until the promissory notes or other property are actually paid, sold, refinanced or otherwise disposed. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. We will bear the risk of default by the purchaser and may incur significant litigation costs in enforcing our rights against the purchaser.

Sale leaseback transactions may be recharacterized in a manner unfavorable to us.

We may from time to time enter into a sale leaseback transaction where we purchase a property and then lease the property to the seller. The transaction may, however, be characterized as a financing instead of a sale in the case of the seller's bankruptcy. In this case, we would not be treated as the owner of the property but rather as a creditor with no interest in the property itself. The seller may have the ability in a bankruptcy proceeding to restructure the financing by imposing new terms and conditions. The transaction also may be recharacterized as a joint venture. In this case, we would be treated as a joint venturer with liability, under some circumstances, for debts incurred by the seller relating to the property.

An increase in real estate taxes may decrease our income from properties.

From time to time the amount we pay for property taxes will increase as either property values increase or assessment rates are adjusted. Increases in a property's value or in the assessment rate will result in an increase in the real estate taxes due on that property. If we are unable to pass the increase in taxes through to our tenants, our net operating income for the property will decrease.

CC&Rs may restrict our ability to operate a property.

We may acquire properties that are contiguous to other parcels of real property, comprising part of the same commercial center. These properties may be subject to significant covenants, conditions and restrictions, known as "CC&Rs," that restrict our operation of these properties and any improvements on these properties, and our ability to grant easements on such properties. Moreover, the operation and management of contiguous properties may impact those properties. Compliance with CC&Rs may adversely affect our operating costs.

Uninsured losses or premiums for insurance coverage may adversely affect your returns.

The nature of the activities at certain properties we may acquire will expose us and our tenants or operators to potential liability for personal injuries and, in certain instances, property damage claims. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Mortgage lenders generally require property owners to purchase specific coverage insuring against terrorism as a condition for providing mortgage, bridge or mezzanine loans. These policies may or may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure you that we will have adequate coverage for these losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of the particular asset will likely be reduced by the uninsured loss. In addition, we cannot assure you that we will be able to fund any uninsured losses.

Our operating results may be negatively affected by potential development and construction delays and the resulting increase in costs and risks.

Investing in properties under development, including lodging properties which typically must be renovated or otherwise improved on a regular basis, subjects us to uncertainties such as the ability to achieve desired zoning for development, environmental concerns of governmental entities or community groups, ability to control construction costs or to build in conformity with plans, specifications and timetables. We may have to institute legal action to compel performance, or rescind a purchase contract or construction contract if a builder fails to perform. Construction delays could give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or advance other costs to third parties prior to completing construction. These and other factors can increase the costs of a project or cause us to lose our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed or renovated projects. Furthermore, we must rely upon projections of rental income and expenses and estimates of fair market value upon completing construction when agreeing upon a price to be paid for the property at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property.

We may acquire properties in regions that are particularly susceptible to natural disasters.

We may acquire properties located in geographical areas, including Florida, that are regularly impacted by severe storms, hurricanes, and flooding. In addition, according to some experts, global climate change could result in heightened hurricane activity in the Gulf of Mexico, thus further impacting these geographical areas. Natural disasters in these areas may cause damage to our properties beyond the scope of our insurance coverage, thus requiring us to make substantial expenditures to repair these properties and resulting in a loss of revenues from these properties. Any properties located near the coast will be exposed to more severe weather than properties located inland. Elements such as salt water and humidity in these areas can increase or accelerate wear on the properties' weatherproofing and mechanical, electrical and other systems, and cause mold issues over time. As a result, we may incur additional operating costs and expenditures for capital improvements at properties that we acquire in these areas.

The costs of complying with environmental laws and other governmental laws and regulations may adversely affect us.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. We also are required to comply with various local, state and federal fire, health, life-safety and similar regulations. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigating or remediating contaminated properties. These laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The cost of removing or remediating could be substantial. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent a property or to use the property as collateral for borrowing.

Environmental laws and regulations also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures by us. Environmental laws and regulations provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. Compliance with new or more stringent laws or regulations or stricter interpretations of existing laws may require material expenditures by us. For example, various federal, regional and state laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency, and waste management. We are not aware of any such existing requirements that we believe will have a material impact on our current operations. However, future requirements could increase the costs of maintaining or improving our existing properties or developing new properties.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

The presence of mold at any of our properties could require us to undertake a costly program to remediate, contain or remove the mold. Mold growth may occur when moisture accumulates in buildings or on building materials. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. The presence of mold could expose us to liability from our tenants, their employees and others if property damage or health concerns arise.

We may incur significant costs to comply with the Americans With Disabilities Act or similar laws.

Our properties are generally subject to the Americans With Disabilities Act of 1990, as amended, which we refer to as the Disabilities Act. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. In addition, with respect to any apartment properties, we also must comply with the Fair Housing Amendment Act of 1988, or FHAA, which requires that apartment communities first occupied after March 13, 1991 be accessible to handicapped residents and visitors.

The requirements of the Disabilities Act or FHAA could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act and the FHAA or place the burden on the seller or other third party, such as a tenant, to ensure compliance with these laws. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. We may incur significant costs to comply with these laws.

Terrorist attacks and other acts of violence or war may affect the markets in which we operate, our operations and our profitability.

We may acquire real estate assets located in areas that are susceptible to attack. In addition, any kind of terrorist activity, including terrorist acts against public institutions or buildings or modes of public transportation (including airlines, trains or buses) could lessen travel by the public, which could have a negative effect on any of our lodging operations. These attacks may directly impact the value of our assets through damage, destruction, loss or increased security costs. Although we may obtain terrorism insurance, we may not be able to obtain sufficient coverage to fund any losses we may incur. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Further, certain losses resulting from these types of events are uninsurable or not insurable at reasonable costs.

More generally, any terrorist attack, other act of violence or war, including armed conflicts, could result in increased volatility in, or damage to, the United States and worldwide financial markets and economy. Any terrorist incident may, for example, deter people from traveling, which could affect the ability of our lodging properties to generate operating income and therefore our ability to pay distributions to you. Additionally, increased economic volatility could adversely affect our tenants' ability to pay rent on their leases or our ability to borrow money or issue capital stock at acceptable prices.

We may have increased exposure to liabilities as a result of any participation by us in Section 1031 Exchange Transactions.

We may enter into transactions that qualify for like-kind exchange treatment under Section 1031 of the Internal Revenue Code, referred to herein as "1031 Exchange Transactions." Real estate acquired through a 1031 Exchange Transaction is commonly structured as the acquisition of real estate owned in co-tenancy arrangements as tenants-in-common with persons (referred to as "1031 Participants"), generally held in tax pass-through entities, including single-member limited liability companies or similar entities. Changes in tax laws may adversely affect 1031 Exchange Transactions. Owning co-tenancy interests involves risks generally not otherwise present with an investment in real estate such as:

- the risk that a co-tenant may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

- the risk that a co-tenant may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

- the possibility that a co-tenant might become insolvent or bankrupt, which may be an event of default under mortgage loan financing documents or allow a bankruptcy court to reject the tenants in common agreement or management agreement entered into by the co-tenants owning interests in the property.

Actions by a co-tenant might have the result of subjecting the property to liabilities in excess of those contemplated and may have the effect of reducing your returns.

If our interests become adverse to those of the other co-tenants in a 1031 Exchange Transaction, we may not have the contractual right to purchase the co-tenancy interests from the other co-tenants. Even if we are given the opportunity to purchase the co-tenancy interests, we cannot guarantee that we will have sufficient funds available to complete a purchase.

In addition, we may desire to sell our co-tenancy interests in a given property at a time when the other co-tenants do not desire to sell their interests. Therefore, we may not be able to sell our interest in a property at the time we would like to sell. We also expect it to be more difficult to find a willing buyer for our co-tenancy interests in a property than it would be to find a buyer for a property we owned outright. Further, agreements that contain obligations to acquire unsold co-tenancy interests in properties may be viewed by institutional lenders as a contingent liability against our cash or other assets, limiting our ability to borrow funds in the future.

Risks Related to Investments in Other Real Estate Assets

We may own equity interests in a number of REITs or other real estate operating companies that invest in real estate or real estate-related assets and are, therefore, subject to the risks impacting each entity's assets.

We may invest in real estate-related securities of both publicly traded and private real estate companies. Real estate-related equity securities are always unsecured and subordinated to other obligations of the issuer. Investments in real estate-related equity securities are subject to numerous risks including: (1) limited liquidity in the secondary trading market in the case of unlisted or thinly traded securities; (2) substantial market price volatility resulting from, among other things, changes in prevailing interest rates in the overall market or related to a specific issuer, as well as changing investor perceptions of the market as a whole, REIT or real estate securities in particular or the specific issuer in question; (3) subordination to the liabilities of the issuer; (4) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to redeem the securities; and (5) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations. In addition, investments in real estate-related securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers of real estate-related securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate-related investments discussed herein.

Recent market conditions and the risk of continued market deterioration may reduce the value of any real estate related securities in which we may invest.

Recently the U.S. credit markets and the residential mortgage market have experienced severe dislocations and liquidity disruptions. Mortgage loans have experienced increasing rates of delinquency, foreclosure and loss. These and other related events have had a significant impact on the capital markets associated not only with mortgage-backed securities, asset-backed securities and collateralized debt obligations, but also with the U.S. credit and financial markets as a whole.

If we invest in real estate related securities, including CMBS, as part of our investment strategy, we will be further exposed to the credit market volatility. Turmoil in the credit market may have a material adverse effect on the value of our securities portfolio.

Because there may be significant uncertainty in the valuation of, or in the stability of the value of, securities holdings, the fair values of these investments might not reflect the prices that we would obtain if we sold these investments. Furthermore, due to the recent market events, these investments would be subject to rapid changes in value caused by sudden developments that could have a material adverse affect on the value of these investments.

To the extent that these volatile market conditions persist or deteriorate, they may negatively impact our ability to both acquire and sell any real estate related securities holdings at a price and with terms acceptable to us, and we could be required to recognize impairment charges or unrealized losses.

Our investments in mortgage, mezzanine, bridge and other loans as well as our investments in CMBS and other debt may be affected by unfavorable real estate market conditions, which could decrease the value of those assets and the return on your investment.

If we make, or invest in, mortgage, mezzanine or other real estate-related loans, we will be at risk of defaults by the borrowers on those loans. These defaults may be caused by many conditions beyond our control, including interest rate levels and local and other economic conditions affecting real estate values. We will not know whether the value of the properties ultimately securing our loans will remain at the level existing on the date of origination. If the value of the underlying properties decreases, our risk will increase because of the lower value of the security associated with such loans. Our investments in CMBS and other real estate-related debt will be similarly affected by real estate market conditions.

If we make, or invest in, mortgage, mezzanine, bridge or other real estate-related loans, our loans will be subject to interest rate fluctuations that will affect our returns as compared to market interest rates; accordingly, the value of your investment would be subject to fluctuations in interest rates.

If we make, or invest in, fixed-rate, long-term loans and interest rates rise, the loans could yield a return that is lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that loans are prepaid because we may not be able to make new loans at the higher interest rate. If we invest in variable-rate loans and interest rates decrease, our revenues will also decrease. For these reasons, if we invest in mortgage, mezzanine, bridge or other real estate-related loans, our returns on those loans and the value of your investment will be subject to fluctuations in interest rates.

The CMBS in which we may invest are subject to all of the risks of the underlying mortgage loans and the risks of the securitization process.

CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.

In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties. In certain instances, third-party guarantees or other forms of credit support designed to reduce credit risk may not be effective due, for example, to defaults by third party guarantors.

CMBS are also subject to several risks created through the securitization process. Generally, CMBS are issued in classes or tranches similar to mortgage loans. To the extent that we invest in a subordinate class or tranche, we will be paid interest only to the extent that there are funds available after paying the senior class. To the extent the collateral pool includes delinquent loans, subordinate classes will likely not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated. Further, the ratings assigned to any particular class of CMBS may prove to be inaccurate. Thus, any particular class of CMBS may be riskier and more volatile than the rating may suggest, all of which may cause the returns on any CMBS investment to be less than anticipated.

Any mortgage loans that we originate or purchase will be subject to the risks of delinquency and foreclosure.

We may originate and purchase mortgage loans. Mortgage loans are subject to risks of delinquency and foreclosure, and risks of loss. Typically we will not have recourse to the personal assets of our borrowers. The ability of a borrower to repay a loan secured by an income-producing property generally depends upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. A property's net operating income can be affected by, among other things:

- increased costs, including, with respect to any lodging properties, added costs imposed by franchisors for improvements or operating changes required, from time to time, under the franchise agreements;
- poor real estate management decisions;
- property location and condition;
- competition from comparable types of properties;
- changes in specific industry segments;
- declines in regional or local real estate values, or occupancy rates; and
- increases in interest rates, real estate tax rates and other operating expenses.

We will bear the risks of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to that borrower will be deemed to be collateralized only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. We may also be forced to foreclose on certain properties, be unable to sell these properties and be forced to incur substantial expenses to operate or improve the property.

The mezzanine loans in which we may invest would involve greater risks of loss than senior loans secured by income-producing real properties.

We may invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the entity owning the real property. These types of investments involve a higher degree of risk than if we invest in the senior mortgage secured by income producing real property because if a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt is satisfied. As a result, we may not recover some or all of our investment.

The B-Notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We may invest in B-Notes, which are typically (1) secured by a first mortgage on a single large commercial property or group of related properties and (2) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

Bridge loans may involve a greater risk of loss than conventional mortgage loans.

We may provide bridge loans secured by first lien mortgages on properties to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of real estate. The borrower may have identified an undervalued asset that has been undermanaged or is located in a recovering market. The market in which the asset is located may not recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we may not recover some or all of our investment.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. In these cases, we may be exposed to a borrower's ability to obtain permanent financing to repay our bridge loan, which could depend on market conditions and other factors. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. To the extent we suffer such losses with respect to our investments in bridge loans, the value of our Company and of our common stock may be adversely affected.

Investment in non-conforming and non-investment grade loans may involve increased risk of loss.

Loans we may acquire or originate may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as "non-investment grade." Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, loans we acquire or originate may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to stockholders and adversely affect the value of our common stock.

We may be required to repurchase loans that we have sold.

If any of the loans we originate or acquire and sell do not comply with representations and warranties that we make about certain characteristics of the loans, the borrowers and the underlying properties, we may be required to repurchase those loans or replace them with substitute loans. In addition, in the case of loans that we have sold instead of retained, we may be required to indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased loans typically require a significant allocation of working capital to be carried on our books, and our ability to borrow against such assets may be limited. Any significant repurchases or indemnification payments could materially and adversely affect our financial condition and operating results.

Risks Associated with Debt Financing

Borrowings may reduce the funds available for distribution and increase the risk of loss since defaults may cause us to lose the properties securing the loans.

We may, in some instances, acquire real estate assets by using either existing financing or borrowing new monies to satisfy the requirement that we distribute at least 90% of our annual "REIT taxable income" to our stockholders, or as is otherwise necessary or advisable to assure that we continue to qualify as a REIT for federal income tax purposes. Payments required on any amounts we borrow reduce the funds available for, among other things, distributions to our stockholders because cash otherwise available for distribution is required to pay principal and interest associated with amounts we borrow.

Defaults on loans secured by a property we own may result in us losing the property or properties securing the loan that is in default as a result of foreclosure actions initiated by a lender. For tax purposes, a foreclosure would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the property. If the outstanding balance of the debt exceeds our tax basis in the property, we would recognize taxable gain on the foreclosure but would not receive any cash proceeds. We also may fully or partially guarantee any monies that subsidiaries borrow to purchase or operate real estate assets. In these cases, we will be responsible to the lender for repaying the loans if the subsidiary is unable to do so. If any mortgage contains cross-collateralization or cross-default provisions, more than one property may be affected by a default.

Recent disruptions in the financial markets and deteriorating economic conditions could adversely affect our ability to secure debt financing on attractive terms and the values of our investments.

The capital and credit markets have been extremely volatile since 2007. Liquidity in the global credit market has been severely contracted by these market disruptions; however, recent indications are that the cost and availability of financing are returning to more acceptable levels. As a result of the ongoing credit market turmoil, we may not be able to obtain financing on attractive terms. Accordingly, we may be forced to use a greater proportion of the proceeds of our current Offering to finance our acquisitions. If the current debt market environment persists, we may modify our investment strategy in order to optimize our portfolio performance. Our options would include limiting or eliminating the use of debt and focusing on those investments that do not require the use of leverage.

The disruptions in the financial markets and deteriorating economic conditions could adversely affect the values of our investments. Turmoil in the capital markets has constrained equity and debt capital available for investment in commercial real estate, resulting in fewer buyers seeking to acquire commercial properties and possible increases in cap rates and lower property values. Further, these deteriorating economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing any loan investments we may make, which could have various negative impacts, including:

- the values of our investments in commercial properties could decrease below the amounts paid for such investments;
- the value of collateral securing any loan investment we may make could decrease below the outstanding principal amounts of such loans, requiring us to pledge more collateral;
- revenues from our properties could decrease due to fewer tenants or lower rental rates, making it more difficult for us to pay distributions or meet our debt service obligations on debt financing; or
- revenues on the properties and other assets underlying any loan investments we may make could decrease, making it more difficult for borrowers to meet their payment obligations to us.

If we are unable to borrow at favorable rates, we may not be able to acquire new properties, REITs or other real estate operating companies, which could reduce our income and the amount of distributions that we can make to you.

If we are unable to borrow money at favorable rates, we may be unable to acquire additional real estate assets or refinance existing loans at maturity. Further, we may enter into loan agreements or other credit arrangements that require us to pay interest on amounts we borrow at variable or "adjustable" rates. Increases in interest rates increase our interest costs. If interest rates are higher when we refinance our loans, our expenses will increase and we may not be able to pass on this added cost in the form of increased rents, thereby reducing our cash flow and the amount available for distribution to you. Further, during periods of rising interest rates, we may be forced to sell one or more of our properties in order to repay existing loans, which may not permit us to maximize the return on the particular properties being sold.

Lenders may restrict certain aspects of our operations, which could, among other things, limit our ability to make distributions to you.

The terms and conditions contained in any of our loan documents may require us to maintain cash reserves, limit the aggregate amount we may borrow on a secured and unsecured basis, require us to satisfy restrictive financial covenants, prevent us from entering into certain business transactions, such as a merger, sale of assets or other business combination, restrict our leasing operations or require us to obtain consent from the lender to complete transactions or make investments that are ordinarily approved only by our board of directors. In addition, secured lenders may restrict our ability to discontinue insurance coverage on a mortgaged property even though we may believe that the insurance premiums paid to insure against certain losses, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, are greater than the potential risk of loss.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

The terms of any loan that we may enter into may preclude us from pre-paying the principal amount of the loan or could restrict us from selling or otherwise disposing of or refinancing properties. For example, lock-out provisions may prohibit us from reducing the outstanding indebtedness secured by any of our properties, refinancing this indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness secured by our properties. Lock-out provisions could impair our ability to take other actions during the lock-out period. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective.

From time to time, we may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and investments in commercial mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. There is no assurance that our hedging strategy will achieve our objectives. We may be subject to costs, such as transaction fees or breakage costs, if we terminate these arrangements.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. As a result of the global credit crisis, there is a risk that counterparties could fail, shut down, file for bankruptcy or be unable to pay out contracts. The failure of a counterparty that holds collateral that we post in connection with an interest rate swap agreement could result in the loss of that collateral.

We may be contractually obligated to purchase property even if we are unable to secure financing for the acquisition.

We expect to finance a portion of the purchase price for each property that we acquire. However, to ensure that our offers are as competitive as possible, we do not expect to enter into contracts to purchase property that include financing contingencies. Thus, we may be contractually obligated to purchase a property even if we are unable to secure financing for the acquisition. In this event, we may choose to close on the property by using cash on hand, which would result in less cash available for our operations and distributions to stockholders. Alternatively, we may choose not to close on the acquisition of the property and default on the purchase contract. If we default on any purchase contract, we could lose our earnest money and become subject to liquidated or other contractual damages and remedies.

The total amount we may borrow is limited by our charter.

Our charter generally limits the total amount we may borrow to 300% of our net assets, equivalent to a 75% loan-to-asset value ratio, unless our board of directors determines that a higher level is appropriate and the excess in borrowing is disclosed to stockholders in our next quarterly report along with the justification for the excess. This limit could adversely affect our business, including:

- limiting our ability to purchase real estate assets;
- causing us to lose our REIT status if we cannot borrow to fund the monies needed to satisfy the REIT distribution requirements;
- causing operational problems if there are cash flow shortfalls for working capital purposes; and
- causing the loss of a property if, for example, financing is necessary to cure a default on a mortgage.

Risks Related to Conflicts of Interest

IREIC may face a conflict of interest in allocating personnel and resources between its affiliates, our Business Manager and our Real Estate Managers.

We do not have any employees and rely on persons employed by our Business Manager and Real Estate Managers and their affiliates to manage our day-to-day operations. Some of the employees of our Business Manager and Real Estate Managers and their affiliates, including Mr. Parks, who serves as our chairman of the board and a director, and Ms. Gujral, who serves as one of our directors, also are employed by IREIC or its affiliates, and may provide services to one or more investment programs previously sponsored by IREIC. These individuals face competing demands for their time and service and may have conflicts in allocating their time between our business and assets and the business and assets of IREIC, its affiliates and the other entities formed and organized by IREIC. In addition, if another investment program sponsored by IREIC, including specifically Inland American Real Estate Trust, Inc., which is an externally advised REIT, decides to internalize its management functions in the future, it may do so by hiring and retaining certain of the persons currently employed by our Business Manager and Real Estate Managers, and if it did so, would likely not allow these persons to perform services for us.

We do not have arm's-length agreements with our Business Manager, our Real Estate Managers or any other affiliates of IREIC.

None of the agreements and arrangements with our Business Manager, our Real Estate Managers or any other affiliates of IREIC were negotiated at arm's-length. These agreements may contain terms and conditions that are not in our best interest and would not otherwise be applicable if we entered into arm's length agreements with third parties.

Our Business Manager, our Real Estate Managers and other affiliates of IREIC receive commissions, fees and other compensation based upon our invested assets.

Our Business Manager receives fees based on the aggregate book value, including acquired intangibles, of our invested assets. Further, our Real Estate Managers receive fees based on the gross income from properties under management or for overseeing management of our properties. Other parties related to, or affiliated with our Business Manager or Real Estate Managers may also receive fees or cost reimbursements from us. These compensation arrangements may cause these entities to take or not take certain actions. For example, these arrangements may provide an incentive for our Business Manager to: (1) borrow more money than prudent to increase the amount we can invest; (2) retain instead of sell assets, even if our stockholders may be better served by sale or disposition of the assets; or (3) avoid reducing the carrying value of assets that may otherwise be viewed as impaired. The interests of these parties in receiving fees may conflict with the interest of our stockholders in earning income on their investment in our common stock.

We compete with other REITs previously sponsored by IREIC for certain properties and other real estate-related investments.

IREIC has sponsored four REITs with investment objectives similar to ours. One of these entities, Inland American Real Estate Trust, Inc., relies on an affiliate of our Business Manager to serve as its business manager. Inland American seeks to invest in the same broad range of asset types, as us. As a result, we may be seeking to buy properties and other real estate assets at the same time as Inland American. We, along with Inland American, rely to some degree on IREA to identify and assist in acquiring real estate assets. IREA is an indirect wholly owned indirect subsidiary of The Inland Group. Mr. Parks is a director of The Inland Group and Mr. Parks and Ms. Gujral are both directors of IREIC and two of the other REITs.

From time to time, we may purchase real estate assets from persons who have prior business relationships with affiliates of IREIC. Our interests in these transactions may be different from the interests of affiliates in these transactions.

From time to time, we may purchase real estate assets from third parties who have existing or previous business relationships with entities affiliated with IREIC. The officers, directors or employees of our Business Manager, IREA, our Real Estate Managers, Inland Capital Markets Group or Inland Institutional Capital Partners who also perform services for IREIC or these other affiliates may have a conflict in representing our interests in these transactions on the one hand and the interests of IREIC and its affiliates in preserving or furthering their respective relationships on the other hand. We may, therefore, end up paying a higher price to acquire the asset or sell the asset for a lower price than we would if these other relationships did not exist.

We pay significant fees to our Business Manager, Real Estate Managers and other affiliates of IREIC and cannot predict the amount of fees to be paid.

We pay significant fees to our Business Manager, Real Estate Managers and other affiliates of IREIC for services provided to us. Because these fees generally are based on the amount of our invested assets, the purchase price for these assets or the revenues generated by our properties and not the quality of services provided, we cannot predict the amounts that we will ultimately pay to these entities. Fees paid to our Business Manager, Real Estate Managers and other affiliates of IREIC reduce funds available for other purposes, such as distributions payable to our stockholders.

Risks Related to Our Corporate Structure

Our rights, and the rights of our stockholders, to recover claims against our officers, directors and Business Manager are limited.

Under our charter, we may generally indemnify our directors, our Business Manager and their respective affiliates for any losses or liabilities suffered by any of them and hold these persons or entities harmless for any loss or liability suffered by us as long as: (1) these persons or entities have determined in good faith that the course of conduct that caused the loss or liability was in our best interest; (2) these persons or entities were acting on our behalf or performing services for us; (3) the loss or liability was not the result of the negligence or misconduct of the directors (gross negligence or willful misconduct of the independent directors), Business Manager or their respective affiliates; or (4) the indemnity or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders. As a result, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and our Business Manager and its affiliates, than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or our Business Manager in some cases.

Our board of directors may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that you would receive a "control premium" for your shares.

Corporations organized under Maryland law with a class of registered securities and at least three independent directors are permitted to protect themselves from unsolicited proposals or offers to acquire the Company by electing to be subject, by a charter or bylaw provision or a board of directors resolution and notwithstanding any contrary charter or bylaw provision, to any or all of five provisions:

- staggering the board of directors into three classes;
- requiring a two-thirds vote of stockholders to remove directors;
- providing that only the board can fix the size of the board;
- providing that all vacancies on the board, regardless of how the vacancy was created, may be filled only by the affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and
- requiring that special stockholders meetings be called only by holders of shares entitled to cast a majority of the votes entitled to be cast at the meeting.

These provisions may discourage an extraordinary transaction, such as a merger, tender offer or sale of all or substantially all of our assets, all of which might provide a premium price for your shares.

Further, under the Maryland Business Combination Act, we may not engage in any merger or other business combination with an "interested stockholder" or any affiliate of that interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder. After the five-year period ends, any merger or other business combination with the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least:

- 80% of all votes entitled to be cast by holders of outstanding shares of our voting stock; and
- two-thirds of all of the votes entitled to be cast by holders of outstanding shares of our voting stock other than those shares owned or held by the interested stockholder unless, among other things, our stockholders receive a minimum payment for their common stock equal to the highest price paid by the interested stockholder for its common stock.

Our directors have adopted a resolution exempting any business combination involving us and The Inland Group or any affiliate of The Inland Group, including our Business Manager and Real Estate Managers, from the provisions of this law.

Our charter places limits on the amount of common stock that any person may own without the prior approval of our board of directors.

To qualify as a REIT, no more than 50% of the outstanding shares of our common stock may be beneficially owned, directly or indirectly, by five or fewer individuals at any time during the last half of each taxable year (other than the first taxable year for which an election to be a REIT has been made). Our charter prohibits any persons or groups from owning more than 9.8% in value of our outstanding stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock without the prior approval of our board of directors. These provisions may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets that might involve a premium price for holders of our common stock. Further, any person or group attempting to purchase shares exceeding these limits could be compelled to sell the additional shares and, as a result, to forfeit the benefits of owning the additional shares.

Our charter permits our board of directors to issue preferred stock on terms that may subordinate the rights of the holders of our current common stock or discourage a third party from acquiring us.

Our board of directors is permitted, subject to certain restrictions set forth in our charter, to issue up to forty million shares of preferred stock without stockholder approval. Further, our board may classify or reclassify any unissued common or preferred stock and establish the preferences, conversions or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue without stockholder approval. Thus, our board of directors could authorize us to issue shares of preferred stock with terms and conditions that could subordinate the rights of the holders of our common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock.

Maryland law limits, in some cases, the ability of a third party to vote shares acquired in a "control share acquisition."

Under the Maryland Control Share Acquisition Act, persons or entities owning "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights with respect to those shares except to the extent approved by a vote of two-thirds of the corporation's disinterested stockholders. Shares of stock owned by the acquirer or by officers or by employees who are directors of the corporation are not considered disinterested for these purposes. "Control shares" are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise voting power in electing directors (except solely by virtue of a revocable proxy) within one of the following ranges of voting power:

- one-tenth or more but less than one-third of all voting power;
- one-third or more but less than a majority of all voting power; or
- a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. The Control Share Acquisition Act does not apply to (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by our charter or bylaws. Our bylaws exempt acquisitions of our stock by any person, from the limits imposed by the Control Share Acquisition Act. This statute could have the effect of discouraging offers from third parties to acquire us and increase the difficulty of successfully completing this type of offer by anyone other than The Inland Group and its affiliates.

Federal Income Tax Risks

If we fail to qualify as a REIT, our operations and distributions to stockholders will be adversely affected.

If we were to fail to qualify as a REIT, without the benefit of certain relief provisions, in any taxable year:

- we would not be allowed to deduct distributions paid to stockholders when computing our taxable income;
- we would be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates;
- we would be disqualified from being taxed as a REIT for the four taxable years following the year during which we failed to qualify, unless entitled to relief under certain statutory provisions;
- we would have less cash to pay distributions to stockholders; and
- we may be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations we may incur as a result of being disqualified.

In addition, if we were to fail to qualify as a REIT, we would not be required to pay distributions to stockholders, and all distributions to stockholders that we did pay would be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits. This means that, under current law, which is subject to change, our U.S. stockholders who are taxed as individuals would be taxed on our dividends at long-term capital gains rates through 2010 and that our corporate stockholders generally would be entitled to the dividends received deduction with respect to such dividends, subject, in each case, to applicable limitations under the Internal Revenue Code.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to our stockholders, which could increase our operating costs and decrease the value of your investment.

To qualify as a REIT, we must distribute to our stockholders each year 90% of our REIT taxable income (which is determined without regard to the dividends-paid deduction or net capital gain). At times, we may not have sufficient funds to satisfy these distribution requirements and may need to borrow funds to make these distributions and maintain our REIT status and avoid the payment of income and excise taxes. These borrowing needs could result from (1) differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes; (2) the effect of non-deductible capital expenditures; (3) the creation of reserves; or (4) required debt amortization payments. We may need to borrow funds at times when market conditions are unfavorable. Further, if we are unable to borrow funds when needed for this purpose, we would have to fund alternative sources of funding or risk losing our status as a REIT. If we borrow the needed monies, distributions to tax-exempt investors may be classified as unrelated business taxable income.

Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on your investment.

Our ability to dispose of property during the first two years following acquisition is restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Internal Revenue Code regarding prohibited transactions by REITs, we will be subject to a 100% tax on any gain realized on the sale or other disposition of any property (other than foreclosure property) we own, directly or through any subsidiary entity, excluding our taxable REIT subsidiaries, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business. Determining whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. We cannot provide assurance that any particular property we own, directly or through any subsidiary entity, excluding our taxable REIT subsidiaries, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business.

Certain fees paid to us may affect our REIT status.

Income received in the nature of rental subsidies or rent guarantees, in some cases, may not qualify as rental income from real estate and could be characterized by the Internal Revenue Service as non-qualifying income for purposes of satisfying the 75% and 95% gross income tests required for REIT qualification. If the aggregate of non-qualifying income under the 95% gross income test in any taxable year ever exceeded 5% of our gross revenues for the taxable year or non-qualifying income under the 75% gross income test in any taxable year ever exceeded 25% of our gross revenues for the taxable year, we could lose our REIT status for that taxable year and the four taxable years following the year of losing our REIT status.

Complying with the REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including shares of stock in other REITs, certain mortgage loans and mortgage backed securities. The remainder of our investment in securities (other than governmental securities, qualified real estate assets and taxable REIT subsidiaries) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, qualified real estate assets and taxable REIT subsidiaries) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within thirty days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments, which, in the case of foreign stockholders, may impose a withholding tax obligation on us.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders incur and may limit the manner in which we conduct securitizations.

We may make investments in entities that own or are deemed to be taxable mortgage pools. Similarly, if we securitize mortgages, certain of our securitizations could be considered to result in the creation of taxable mortgage pools for federal income tax purposes. As a REIT, provided that we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool, which, in the case of foreign stockholders, may be imposed as a withholding tax obligation on us. In addition, to the extent that our stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we will incur a corporate-level tax on a portion of our income from the taxable mortgage pool. In that case, we are authorized to reduce and intend to reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. Moreover, we would be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for federal income tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

You may have tax liability on distributions that you elect to reinvest in our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the fair market value of the share of our common stock that you receive in lieu of cash distributions. As a result, unless you are a tax-exempt entity, you will have to use funds from other sources to pay your tax liability.

In certain circumstances, we may be subject to federal, state and local income taxes as a REIT, which would reduce our cash available to pay distributions to you.

Even if we maintain our status as a REIT, we may become subject to federal, state and local income taxes. For example:

- We will be subject to tax on any undistributed income. We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year plus amounts retained for which federal income tax was paid are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

- If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

- If we sell a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax.

- We will be subject to a 100% penalty tax on certain amounts if the economic arrangements of our tenants, our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties.

Certain equity participation in mortgage loans may result in taxable income and gains from these properties, which could adversely impact our REIT status.

If we participate under a mortgage loan in any appreciation of the properties securing the mortgage loan or its cash flow and the Internal Revenue Service characterizes this participation as "equity," we might have to recognize income, gains and other items from the property. This could affect our ability to maintain our status as a REIT.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge the risks inherent to our operations. Under current law, any income that we generate from derivatives or other transactions intended to hedge our interest rate risk generally will not constitute gross income for purposes of the 75% and 95% income requirements applicable to REITs. In addition, any income from other hedging transactions would generally not constitute gross income for purposes of both the 75% and 95% income tests. However, we may have to limit the use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any of these changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Congress passed major federal tax legislation in 2003, with modifications to that legislation in 2005. One of the changes affected by that legislation generally reduced the tax rate on dividends paid by corporations to individuals to a maximum of 15% prior to 2011. REIT distributions generally do not qualify for this reduced rate. The tax changes did not, however, reduce the corporate tax rates. Therefore, the maximum corporate tax rate of 35% has not been affected. However, as a REIT, we generally would not be subject to federal or state corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our stockholders, and we thus expect to avoid the "double taxation" to which other corporations are typically subject.

Although REITs currently avoid the double taxation applicable generally to taxed as corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be taxed for federal income tax purposes as a corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, other than a REIT, without the vote of our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

General

As of December 31, 2009, we owned a fee simple interest in one property, Merrimack Village Center, located in New Hampshire.

As of December 31, 2009, Merrimack Village Center was 96.8% leased to twelve tenants, and was not subject to any material encumbrances. As of December 31, 2009, Shaw's Grocery Store leased 54,000 square feet, or 65.6% of the total gross leasable area of the property, paying an annual base rent of approximately $534,600. For the year ended December 31, 2009, Shaw's Grocery Store accounted for approximately 53% of total base rental income.

Item 3. Legal Proceedings

We are not a party to, and none of our properties is subject to, any material pending legal proceedings.

Item 4. Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

We are currently offering shares of our common stock pursuant to an effective registration statement at an offering price of $10.00 per share in our "best efforts" offering. There is no established public trading market for our shares of common stock. We do not expect that our shares will be listed for trading on a national securities exchange in the near future, if ever. Our board will determine when, and if, to apply to have our shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements. Our board does not anticipate evaluating a listing on a national securities exchange until at least 2014.

Stockholders

As of March 25, 2010, we had 1,881 stockholders of record.

Distributions

We currently pay distributions based on daily record dates, payable monthly in arrears. The distributions that we currently pay are equal to a daily amount equal to $0.00164384, which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share. During the year ended December 31, 2009, we paid cash distributions, which were paid monthly in arrears to stockholders, totaling $96,035. These distributions were funded from capital contributions from our Sponsor. For federal income tax purposes for the year ended December 31, 2009, 100% of the distributions constituted a return of capital.

Share Repurchase Program

We adopted a share repurchase program, effective August 24, 2009. We may repurchase shares through the program, from time to time, at prices ranging from $9.00 per share for stockholders who have owned shares for at least one year to $9.50 per share for stockholders who have owned shares for at least five years. In the event that our board of directors or our Business Manager makes a future determination regarding the estimated value of our shares, however, our board, in its sole discretion, may change these repurchase prices.

With respect to repurchases other than upon the death of a stockholder (referred to herein as "ordinary repurchases"), we may make repurchases only if we have sufficient funds available to complete the repurchase. In any given calendar month, we are authorized to use only the proceeds generated from our distribution reinvestment plan during that month to fund ordinary repurchases under the program; provided that, if we have excess funds during any particular month, we may, but are not obligated to, carry those excess funds to the subsequent calendar month for the purpose of making ordinary repurchases. Subject to funds being available, in the case of ordinary repurchases, we further will limit the number of shares repurchased during any calendar year to 3% of the number of shares of common stock outstanding on December 31st of the previous calendar year. With respect to repurchases upon the death of a stockholder (referred to herein as "exceptional repurchases"), we are authorized to use all available funds to repurchase shares. In addition, the one-year holding period and 3% limit described herein will not apply to exceptional repurchases.

The share repurchase program will immediately terminate if our shares are listed on any national securities exchange. In addition, our board of directors, in its sole discretion, may amend, suspend (in whole or in part), or terminate our share repurchase program. In the event that we amend, suspend or terminate the share repurchase program, however, we will send stockholders notice of the change at least thirty days prior to the change, and we will disclose the change in a report filed with the SEC on either Form 8-K, Form 10-Q or Form 10-K, as appropriate. Further, our board reserves the right in its sole discretion at any time and from time to time to reject any requests for repurchases.

No shares were repurchased during the months of October, November or December 2009.

Securities Authorized for Issuance under Equity Compensation Plans

None.

Use of Proceeds from Registered Securities

On August 24, 2009, our Registration Statement on Form S-11 (Registration No. 333-153356), covering a public offering of up to 550,000,000 shares of common stock, was declared effective by the SEC. The Offering commenced on August 24, 2009 and is ongoing.

We are offering 500,000,000 shares of our common stock at a price equal to $10.00 per share on a "best efforts" basis. We also are offering up to 50,000,000 shares of our common stock at a price equal to $9.50 per share to stockholders who elect to participate in our distribution reinvestment plan. The dealer manager of this Offering is Inland Securities Corporation, a wholly owned subsidiary of our Sponsor.

As of December 31, 2009, we had sold the following securities in our Offering for the following aggregate offering prices:

- 2,931,171 shares, equal to $29,213,976 in aggregate gross offering proceeds, in our "best efforts" offering; and
- 6,925 shares, equal to $65,787 in aggregate gross offering proceeds, pursuant to the DRP.

In the aggregate, as of December 31, 2009, we had sold 2,938,096 shares resulting in gross proceeds of $29,279,763, excluding the 20,000 shares purchased by IREIC for $200,000 preceding the commencement of our Offering.

As of December 31, 2009, we have incurred the following offering costs in connection with the issuance and distribution of the registered securities:

Type of Costs		Amount
Offering costs to related parties (1)	$	**3,353,140**
Offering costs paid to non-related parties		**2,865,853**
Total offering costs	$	**6,218,993**

(1) "Offering costs to related parties" includes selling commissions, marketing contributions and due diligence expense reimbursements paid to Inland Securities Corporation, which reallowed all or a portion of these amounts to soliciting dealers.

From the effective date of the Offering through December 31, 2009, the net offering proceeds to us from the Offering, including the distribution reinvestment plan, after deducting the total expenses incurred described above, were $23,260,770. As of December 31, 2009, we had used $9,611,879 of these net proceeds to purchase interests in real estate.

Recent Shares of Unregistered Securities

On July 24, 2008, we issued 20,000 shares of our common stock for $10.00 per share, or an aggregate purchase price of $200,000, to IREIC in connection with our formation. No sales commission or other consideration was paid in connection with the sale. The sale was consummated without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act as transactions not involving any public offering.

Item 6. Selected Financial Data

The following table shows our selected financial data relating to our consolidated historical financial condition and results of operations. Such selected data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this report.

		2009	2008
Total assets	$	26,439,298	1,298,961
Mortgage payable	$	-	-
Total income	$	96,243	-
Total interest income	$	3,036	-
Net loss applicable to common shares	$	(296,933)	(69,574)
Net loss per common share, basic and diluted (a)	$	(.81)	(3.48)
Distributions declared to common stockholders	$	212,414	-
Distributions per weighted average common share (a)	$	.15	-
Funds From Operations (a)(b)	$	(268,314)	(69,574)
Cash flows used in operating activities	$	(341,922)	(34,429)
Cash flows used in investing activities	$	(9,691,004)	-
Cash flows provided by financing activities	$	25,369,336	434,227
Weighted average number of common shares outstanding, basic and diluted		367,888	20,000

(a) The net loss per share basic and diluted is based upon the weighted average number of common shares outstanding for the year ended December 31, 2009 and the period from June 30, 2008 (inception) to December 31, 2008, respectively. The distributions per common share are based upon the weighted average number of common shares outstanding for the period from October 1, 2009 (the effective commencement of the declaration of distributions) to December 31, 2009. See Footnote (b) below for information regarding our calculation of FFO. Our distributions of our current and accumulated earnings and profits for federal income tax purposes are taxable to stockholders as ordinary income; however in 2009 we had a tax loss which resulted in distributions paid during that period being treated as a return of capital for tax purposes. Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the stockholder's basis in the shares to the extent thereof, and thereafter as taxable gain for tax purposes. Distributions in excess of earnings and profits have the effect of deferring taxation of the amount of the distributions until the sale of the stockholder's shares, only to the extent of a shareholder's basis. For the year ended December 31, 2009, $96,035 (or 100% of the distribution paid in 2009) represented a return of capital due to the tax loss in 2009. No distributions were made in 2008. In order to maintain our qualification as a REIT, we must make annual distributions to stockholders of at least 90% of our REIT taxable income, subject to certain adjustments, such as excluding net capital gains. Under certain circumstances, we may be required to make distributions in excess of cash available for distribution in order to meet the REIT distribution requirements.

(b) One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations and other measures determined under U.S. generally accepted accounting principles or GAAP. Cash generated from operations is not equivalent to our net income from continuing operations also as determined under U.S. GAAP. Another measure reported due to certain unique operating characteristics of real estate companies, is known as "Funds from Operations, or "FFO" for short. The National Association of Real Estate Investment Trusts or NAREIT, an industry trade group, promulgates this measure which it believes more accurately reflects the operating performance of a REIT such as us. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization on real property and after adjustments for unconsolidated partnerships and joint ventures in which the Company holds an interest. FFO is not intended to be an alternative to "Net Income" as an indicator of our performance nor to "Cash Flows from Operating Activities" as determined by GAAP as a measure of our capacity to pay distributions. We believe that FFO is a better measure of our operating performance than net income reported under GAAP because FFO excludes non-cash items from GAAP net income. This allows us to compare our property performance to our investment objectives. Management uses the calculation of FFO for several reasons. We use FFO to compare our performance to that of other REITs. Additionally, we use FFO in conjunction with our acquisition policy to determine investment capitalization strategy. FFO is calculated as follows:

			Year ended December 31 2009	Period from June 30, 2008 (inception) through December 31, 2008
	Net loss applicable to common shares	$	(296,933)	(69,574)
Add:	Depreciation and amortization:			
	Related to investment properties		28,619	-
	Funds from operations	$	(268,314)	(69,574)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements in this Management's Discussion and Analysis of Financial Conditions and Results of Operations and elsewhere in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Words such as "may," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in this Annual Report on Form 10-K and the factors described below:

- *we have no prior operating history;*
- *our investment policies and strategies are very broad and permit us to invest in numerous types of commercial real estate;*
- *the number and type of real estate assets we acquire will depend on the proceeds raised in our Offering, and may be affected by the volatility in the capital and credit markets;*
- *we may pay distributions from the proceeds generated by borrowings, including borrowings secured by our assets, resulting in us having less money available to invest in properties or other real estate assets;*
- *no public market currently exists, and one may never exist, for our shares, and we are not required to liquidate;*
- *we may borrow up to 300% of our net assets, and principal and interest payments will reduce the funds available for distribution;*
- *we do not have employees and rely on our Business Manager and Real Estate Managers to manage our business and assets;*
- *employees of our Business Manager and two of our directors are also employed by IREIC or its affiliates and will face competing demands for their time and service and may have conflicts in allocating their time to our business and assets;*
- *we do not have arm's length agreements with our Business Manager, Real Estate Managers or any other affiliates of our Sponsor;*
- *we pay significant fees to our Business Manager, Real Estate Managers and other affiliates of IREIC;*
- *our Business Manager could recommend investments in an attempt to increase its fees which are generally based on a percentage of our invested assets and, in certain cases, the purchase price for the assets; and*
- *we may fail to continue to qualify as a REIT.*

Forward-looking statements in this Annual Report on Form 10-K reflect our management's view only as of the date of this Report, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

The following discussion and analysis relates to the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008 and as of December 31, 2009 and 2008. You should read the following discussion and analysis along with our Financial Statements and the related notes included in this report.

Overview

We are a newly organized Maryland corporation sponsored by Inland Real Estate Investment Corporation, or "IREIC," and formed to acquire and develop commercial real estate located in the United States and Canada. We also may invest in other real estate assets such as interests in real estate investment trusts, or REITs, or other "real estate operating companies" that own these assets, joint ventures and commercial mortgage debt. We may originate or invest in real estate-related loans to third parties or to related parties of, or entities sponsored by, IREIC. Our primary investment objectives are to balance investing in real estate assets that produce attractive current yield and long-term risk-adjusted returns to our stockholders, with our desire to preserve stockholders' capital and to pay sustainable and predictable distributions to our stockholders.

On August 24, 2009, we commenced an initial public offering of 500,000,000 shares of our common stock at a price of $10.00 per share on a "best efforts" basis through Inland Securities Corporation. We also are offering up to 50,000,000 shares of our common stock at a price of $9.50 per share to stockholders who elect to participate in our distribution reinvestment plan. We elected to be taxed as a REIT commencing with the tax year ended December 31, 2009 and intend to continue to qualify as a REIT for tax purposes.

Within the past few months, we believe that the level of properties available for sale, the availability of financing and the number of completed transactions has increased. We think this indicates a firming of financial markets and general economic recovery. Other marketplace trends we have noted include fewer tenant defaults and requests for rent reductions. Also, owners and operators of real estate appear to be making progress in leasing vacant space, albeit generally at lower rental rates than were experienced in the market over the past few years. We believe these trends are likely to continue as long as the broader economy stabilizes.

Liquidity and Capital Resources

Our principal demand for funds is to acquire real estate assets, to pay operating expenses, to pay interest on our outstanding indebtedness and to make distributions to our stockholders. We will generally seek to fund our cash needs for items other than asset acquisitions from operations. Our cash needs for acquisitions will be funded primarily from the sale of our shares, including those offered for sale through our distribution reinvestment plan, as well as financing to be obtained concurrent with an acquisition or in the future. There may be a delay between the sale of our shares and our purchase of assets, which could result in a delay in generating returns, if any, from our investment operations. Our Business Manager, its acquisition group, Inland Diversified Real Estate Acquisitions, Inc., and Inland Real Estate Acquisitions, or "IREA," will evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in real estate assets, we may decide to temporarily invest any unused proceeds from the Offering in certain investments that could yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make or fund distributions to you.

Potential future sources of liquidity include continued proceeds from the Offering and DRP, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets and undistributed cash flow from operations (funds from operations). If necessary, we may use financings or other sources of liquidity (capital) in the event of unforeseen significant capital expenditures. We have not identified any sources for these types of financings.

As of December 31, 2009, the Offering generated proceeds, net of commissions, the marketing contribution and due diligence expense reimbursements, the majority of which are reallowed to third party soliciting dealers totaling $26,649,446.

Through December 31, 2009, our liquidity needs have primarily been to purchase Merrimack Village Center and to pay distributions, organization and offering costs. Our Sponsor has advanced $2,460,161 to us for the payment of organization and offering costs and contributed $96,035 for the payment of distributions. The Company funded the purchase of Merrimack Village Center with proceeds from the Offering.

Cash Flow Analysis

We have used $341,922 in net cash flows from operating activities through December 31, 2009 mainly to pay operating and other general and administrative costs. We have realized approximately $67,304 in cash flows from net rental income as of December 31, 2009. Our only other cash flows from operating activities have been $3,036 in interest earned on the short term investment of our cash.

We have used $9,691,004 in net cash flows from investing activities through December 31, 2009, which consists of $1,000 for an investment in a related party, $78,125 for our investment in an unconsolidated entity and $9,611,879 for the purchase of our first property, Merrimack Village Center.

The net cash flows from financing activities for the year ended December 31, 2009 totals $25,369,336 and consists primarily of $29,128,976 from the sale of our stock in our "best efforts" Offering, $65,787 from our DRP, and $1,429,054 advanced from our Sponsor for offering costs, net of $5,155,077 used to pay offering costs and $20,000 used to pay loan fee deposits related to financing Merrimack Village Center.

As of December 31, 2009, we had paid distributions in the amount of $96,035 which were funded by the Company through capital contributions by our Sponsor. Our Sponsor has not received, and will not receive, any additional shares of our common stock for making these contributions. Our Sponsor previously invested $200,000 at the time of our formation. We did not use any of this initial $200,000 contribution to fund these distributions. There is no assurance that our Sponsor will continue to contribute monies to fund future distributions. The amount and timing of distributions may vary.

Results of Operations

The following discussion is based primarily on our consolidated financial statements for the year ended December 31, 2009. Although our results of operations include income and expenses incurred for the calendar year 2009, we did not purchase our first property until December 11, 2009. Our net GAAP loss applicable to common shares was $296,933 and included the following components for 2009.

Gross revenue for 2009 totaled $96,243 which consisted of $64,175 in tenant rental income and $32,068 in property operating expense recoveries from tenants. Property operating expenses and real estate taxes for 2009 totaled $34,173 and primarily consisted of costs of owning and maintaining investment property, real estate taxes, insurance and other maintenance costs.

Organizational expenses for 2009 totaled $60,042 and primarily consisted of legal and other costs to form the Company.

General and administrative expenses for 2009 totaled $273,378 and primarily consisted of legal, audit and other professional fees, acquisition related expenses, insurance, board of director fees, as well as certain salary, information technology and other administrative cost reimbursements paid to our Business Manager and affiliates.

Depreciation and amortization expenses for 2009 totaled $28,619 and are a result of depreciation on Merrimack Village Center in the amount of $16,714 and amortization expense resulting from the amortization of acquired lease intangible assets totaling $11,905.

Interest income for 2009 totaled $3,036 and was earned from the short term investment of our cash.

Investment in Unconsolidated Entity

In 2009, we became a member of a limited liability company formed as an insurance association captive (the "Insurance Captive"), which is owned in equal proportions by us and three other REITS sponsored by the Company's Sponsor and serviced by an affiliate of our Business Manager. The Insurance Captive was formed initially to insure/reimburse the members' deductible obligations for the first $100,000 of property insurance and $100,000 of general liability insurance. We entered into the Insurance Captive to stabilize insurance costs, manage our exposures and recoup expenses through the functions of the captive program. For additional discussion of our investment in the Insurance Captive, please refer to the cash flow analysis section of Management's Discussion and Analysis of Financial Condition and Results of Operations and our Notes to the Consolidated Financial Statements.

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles, or "GAAP," requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. This section discusses those critical accounting policies and estimates which may impact the Company's financial reporting in future periods. These judgments may result from the need to make estimates about the effect of matters that are inherently uncertain. Critical accounting policies discussed in this section are not to be confused with GAAP. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates. This discussion summarizes our current views on what is expected to be taken into consideration upon the application of those policies.

Consolidation

We consolidate the accounts of our wholly-owned subsidiaries. All intercompany balances and transactions will be eliminated in consolidation.

Offering and Organizational Costs

Costs associated with the Offering will be deferred and charged against the gross proceeds of the Offering upon the sale of shares. Formation and organizational costs will be expensed as incurred.

Cash and Cash Equivalents

We consider all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. We maintain our cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there will be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. We believe that the risk is not significant, as we do not anticipate the financial institutions' non-performance.

Restricted Cash

Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses in the accompanying consolidated balance sheets, consist of funds received from investors relating to shares of the Company to be purchased by such investors.

Revenue Recognition

We will commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease will begin when the lessee takes possession of or controls the physical use of the leased asset. Generally, this will occur on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, we will begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. We will consider a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

We will recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decreases in the later years of a lease. We periodically will review the collectability of outstanding receivables. Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses will be accrued as revenue in the period the applicable expenses are incurred. We will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ from the estimated reimbursement.

We will recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, we will provide for losses related to unrecovered intangibles and other assets.
As a lessor, we defer the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Valuation of Accounts and Rents Receivable

We will take into consideration certain factors that require judgments to be made as to the collectability of receivables. Collectability factors taken into consideration are the amounts outstanding, payment history and financial strength of the tenant, which taken as a whole determines the valuation.

Capitalization and Depreciation

Real estate acquisitions are recorded at cost less accumulated depreciation. Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

Depreciation expense is computed using the straight line method. Building and improvements are depreciated based upon estimated useful lives of 30 years for building and improvements and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight line basis over the life of the related lease as a component of depreciation and amortization expense.

Leasing fees are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization.

Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the life of the related loans as a component of interest expense.

The portion of the purchase price allocated to acquired above market lease costs and acquired below market lease costs will be amortized on a straight-line basis over the life of the related lease as an adjustment to net rental income. Acquired in-place lease costs and other leasing costs will be amortized on a straight-line basis over the life of the related lease as a component of amortization expense. The portion of the purchase price allocated to acquired in-place lease costs will be amortized on a straight line basis over the life of the related lease.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Fair Value Measurements

We will estimate fair value using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

We define fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. We establish a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

- Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 — Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Acquisition of Investment Property

We will be required to allocate the purchase price of each acquired investment property between land, building and improvements, acquired above market and below market leases, in-place lease value, and any assumed financing that is determined to be above or below market terms. In addition, we will be required to allocate a portion of the purchase price to the value of customer relationships, if any. The allocation of the purchase price is an area that requires judgment and significant estimates. We will use the information contained in the independent appraisal obtained at acquisition as the primary basis for the allocation to land and building and improvements. The aggregate value of intangibles is measured based on the difference between the stated price and the property value calculation as if vacant. We will determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties. We also will allocate a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases as well as lost rent payments during assumed lease up period when calculating as if vacant fair values. We also will evaluate each acquired lease based upon current market rates at the acquisition date and we will consider various factors including geographical location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market lease costs. After an acquired lease is determined to be above or below market lease costs, we will allocate a portion of the purchase price to such above or below acquired lease costs based upon the present value of the difference between the contractual lease rate and the estimated market rate. The determination of the discount rate used in the present value calculation is based upon the "risk free rate." This discount rate is a significant factor in determining the market valuation which will require our judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property.

Impairment of Investment Property

We will assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review our assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If our analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, we will recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

We estimate the future undiscounted cash flows based on our intent as follows: (i) for real estate properties that we intend to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property; and (ii) for real estate properties that we intend to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. However assumptions and estimates about future cash flows, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions and our ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

In addition, we will evaluate our equity method investments for impairment indicators. The valuation analysis considers the investment positions in relation to the underlying business and activities of our investments.

Investment in Marketable Securities

We will asses our investments in marketable securities for changes in the market value of the investments. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary, will result in an impairment to reduce the carrying amount to fair value. The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether an impairment is other-than-temporary, we will consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. We will consider the following factors in evaluating our securities for impairments that are other than temporary:

- declines in the REIT and overall stock market relative to our security positions;
- the estimated net asset value ("NAV") of the companies we invest in relative to their current market prices;
- future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in "funds from operations," or "FFO;" and
- duration of the decline in the value of the securities.

Partially-Owned Entities

We will consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity or have substantial influence and control of the entity. The primary beneficiary is the party that absorbs a majority of the entity's expected losses or residual returns. There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity. If we consolidate an entity, the assets, liabilities and results of operations of a variable interest entity will be included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a variable interest entity or we do not control the joint venture, we will use the equity method of accounting. Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations would be reflected as equity in earnings (loss) on unconsolidated joint ventures on our consolidated statements of operations. Additionally, our net investment in the joint venture would be reflected as investment in and advances to joint venture as an asset on the consolidated balance sheets.

Acquisition of Businesses

Acquisitions of businesses, if any, will be accounted for using purchase accounting. The assets and liabilities of the acquired entities will be recorded using the fair value at the date of the transaction and allocated to tangible and intangible assets. Any additional amounts will be allocated to goodwill as required, based on the remaining purchase price in excess of the fair value of the tangible and intangible assets acquired and liabilities assumed. We will amortize identified intangible assets that are determined to have finite lives, which are based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the business acquired. Intangible assets subject to amortization will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss will be recognized if the carrying amount of an intangible asset, including the related real estate when appropriate, is not recoverable and the carrying amount exceeds the estimated fair value.

Goodwill

Amounts accounted for goodwill will not be amortized, but instead evaluated for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill.

REIT Status

We have qualified and have elected to be taxed as a REIT beginning with the tax year ended December 31, 2009. In order to qualify as a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders. We must also meet certain asset and income tests, as well as other requirements. We will monitor the business and transactions that may potentially impact our REIT status. If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, we will be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates.

Contractual Obligations

We had no contractual obligations as of December 31, 2009.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Inflation

The real estate market has not been affected significantly by inflation in the past three years due to the relatively low inflation rate. With the exception of leases with tenants in multi-family properties, we expect to include provisions in the majority of our tenant leases designed to protect us from the impact of inflation. These provisions will include reimbursement billings for operating pass-through charges, real estate tax and insurance reimbursements on a per square foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square foot allowance. Due to the long-term nature of leases, the leases may not reset frequently enough to cover inflation. Leases in multi-family properties typically turn-over once a year and do not present the same issue regarding inflation protection.

Subsequent Events

On December 9, 2009, January 13, 2010, February 10, 2010 and March 10, 2010, our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2010 through the close of business on April 30, 2010. Distributions were declared in a daily amount equal to $0.00164384 per share, which if paid each day for a 365-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

- On January 4, 2010, total distributions declared for the month of December 2009 were paid in the amount equal to $116,379, of which $37,690 was paid in cash and $78,689 was reinvested through our DRP for an additional 8,283 shares of common stock.

- On February 1, 2010, total distributions declared for the month of January 2010 were paid in the amount equal to $183,700, of which $57,721 was paid in cash and $125,979 was reinvested through our DRP for an additional 13,261 shares of common stock.

- On March 3, 2010, total distributions declared for the month of February 2010 were paid in the amount equal to $231,568, of which $76,130 was paid in cash and $155,438 was reinvested through our DRP for an additional 16,362 shares of common stock.

- Distributions declared for the month of March 2010 will be paid no later than April 5, 2010.

- Distributions declared for the month of April 2010 will be paid no later than May 7, 2010.

We did not use any of the net proceeds from our Offering to fund these distributions. The monies needed to pay distributions declared for December, January and February were funded from capital contributions from our Sponsor. Our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. Our Sponsor previously invested $200,000 at the time of our formation. We did not use any of this initial $200,000 contribution to fund these distributions. There is no assurance that our Sponsor will continue to contribute monies to fund future distributions. The amount and timing of distributions may vary.

On February 11, 2010, we placed on deposit an additional $15,000,000 in a previously established money market account maintained at a state chartered bank which is partially owned by parties affiliated with the Sponsor.

On February 11, 2010, Inland Diversified Merrimack Village, L.L.C., our wholly owned subsidiary and the owner of Merrimack Village Center, entered into a loan with Delta Community Credit Union for approximately $5.4 million, secured by Merrimack Village Center. The loan requires us to pay interest only at an annual rate of 6.5% for the first twenty-four months of the loan term and then requires monthly payments of principal and interest, based on a thirty year amortization schedule until maturity on March 1, 2015.

On February 18, 2010, we acquired, through our wholly owned subsidiary, Inland Diversified Kissimmee Pleasant Hill, L.L.C., a fee simple interest in a 70,642 square foot grocery-anchored retail center known as Pleasant Hill Commons, located in Kissimmee, Florida. We purchased the property from an unaffiliated third party for approximately $12.4 million in cash. We used offering proceeds to fund this acquisition.

As of March 25, 2010, the Company has raised total equity, net of commissions, the marketing contribution, and due diligence expense reimbursements, the majority of which are reallowed to third party soliciting dealers, of approximately $60.3 million and issued approximately 6.7 million shares of common stock from the Offering.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity and fund capital expenditures and expand our real estate investment portfolio and operations. We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We currently have limited exposure to financial market risks. As of December 31, 2009, we had no outstanding debt.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and investments in commercial mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

With regard to variable rate financing, our Business Manager will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. Our Business Manager will maintain risk management control systems to monitor interest rate cash flow risk attributable to both of our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on your investment may be reduced. Our board has not yet established policies and procedures regarding our use of derivative financial instruments for hedging or other purposes.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Index

Item 8. Consolidated Financial Statements and Supplementary Data

Schedules not filed:

All schedules other than the one listed in the Index have been omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Inland Diversified Real Estate Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Inland Diversified Real Estate Trust, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule III. These consolidated financial statements are the responsibility of the management of Inland Diversified Real Estate Trust, Inc. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule III based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inland Diversified Real Estate Trust, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chicago, Illinois
March 26, 2010

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Consolidated Balance Sheets

Assets		December 31, 2009		December 31, 2008
Assets:				
Investment property (Note 3):				
Land	$	2,500,000	$	-
Building and improvements		5,654,068		-
Total		8,154,068		-
Less accumulated depreciation		(16,714)		-
Net investment property		8,137,354		-
Cash and cash equivalents		15,736,208		399,798
Restricted cash (Note 2)		79,404		-
Investment in unconsolidated entity (Note 5)		187,500		-
Accounts and rents receivable		17,211		-
Investment in related party (Note 6)		1,000		-
Acquired lease intangibles, net (Note 2)		2,041,780		-
Deferred costs		20,000		-
Other assets		218,841		-
Deferred offering costs		-		899,163
Total assets	$	26,439,298	$	1,298,961
Liabilities and Stockholders' Equity				
Liabilities:				
Accrued offering expenses	$	267,036	$	102,283
Accounts payable and accrued expenses		201,848		35,145
Distributions payable		116,379		-
Advance rent and other liabilities		106,845		-
Acquired below market lease intangibles, net (Note 2)		509,145		-
Due to related parties (Note 6)		2,460,161		1,031,107
Total liabilities		3,661,414		1,168,535
Commitments and contingencies				
Stockholders' equity:				
Preferred stock, $.001 par value, 40,000,000 shares authorized, none outstanding		-		-
Common stock, $.001 par value, 2,460,000,000 shares authorized, 2,958,096 and 20,000 shares issued and outstanding as of December 31, 2009 and 2008, respectively.		2,958		20
Additional paid in capital, net of offering costs of $6,218,993 and $0 as of December 31, 2009 and 2008, respectively.		23,353,847		199,980
Retained deficit		(578,921)		(69,574)
Total stockholders' equity		22,777,884		130,426
Total liabilities and stockholders' equity	$	26,439,298	$	1,298,961

See accompanying notes to the consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Consolidated Statements of Operations

	Year ended December 31, 2009	Period from June 30, 2008 (inception) through December 31, 2008
Income:		
Rental income	$ 64,175	$ -
Tenant recovery income	32,068	-
Total income	96,243	-
Expenses:		
Organizational expenses	60,042	22,988
General and administrative expenses to related parties	56,948	2,366
General and administrative expenses to non-related parties	216,430	44,220
Property operating expenses to non-related parties	21,838	-
Real estate taxes	12,335	-
Depreciation and amortization	28,619	-
Total expenses	396,212	69,574
Operating loss	$ (299,969)	$ (69,574)
Interest income	3,036	-
Net loss applicable to common shares	$ (296,933)	$ (69,574)
Net loss applicable to common stockholders per common share, basic and diluted (Note 8)	$ (0.81)	$ (3.48)
Weighted average number of common shares outstanding, basic and diluted	367,888	20,000

See accompanying notes to the consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Consolidated Statements of Stockholders' Equity

For the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balance at June 30, 2008	-	$ -	$ -	$ -	$ -
Proceeds from offering	20,000	20	199,980	-	200,000
Net loss applicable to common shares	-	-	-	(69,574)	(69,574)
Balance at December 31, 2008	20,000	$ 20	$ 199,980	$ (69,574)	$ 130,426
Distributions declared	-	-	-	(212,414)	(212,414)
Proceeds from offering	2,931,171	2,931	29,211,045	-	29,213,976
Offering costs	-	-	(6,218,993)	-	(6,218,993)
Proceeds from distribution reinvestment program	6,925	7	65,780	-	65,787
Contributions from sponsor	-	-	96,035	-	96,035
Net loss applicable to common shares	-	-	-	(296,933)	(296,933)
Balance at December 31, 2009	2,958,096	$ 2,958	$ 23,353,847	$ (578,921)	$ 22,777,884

See accompanying notes to the consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Consolidated Statements of Cash Flows

	Year ended December 31, 2009	Period from June 30, 2008 (inception) through December 31, 2008
Cash flows from operations:		
Net loss	$ (296,933)	$ (69,574)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	28,619	-
Amortization of acquired above market leases	455	-
Amortization of acquired below market leases	(2,543)	-
Straight-line rental income	(5,396)	-
Changes in assets and liabilities:		
Accounts and rents receivable	(11,815)	-
Accounts payable and other liabilities	68,907	35,145
Other assets	(123,216)	-
Net cash flows used in operating activities	(341,922)	(34,429)
Cash flows from investing activities:		
Investment in related party	(1,000)	-
Purchase of investment property	(9,611,879)	-
Investment in unconsolidated entity	(78,125)	-
Net cash flows used in investing activities	(9,691,004)	-
Cash flows from financing activities:		
Proceeds from offering	29,128,976	200,000
Proceeds from the dividend reinvestment program	65,787	-
Payment of offering costs	(5,155,077)	(796,880)
Payment of loan fees and deposits	(20,000)	-
Distributions paid	(96,035)	-
Increase in restricted cash	(79,404)	-
Due to related parties	1,429,054	1,031,107
Contributions from sponsor	96,035	-
Net cash flows provided by financing activities	25,369,336	434,227
Net increase in cash and cash equivalents	15,336,410	399,798
Cash and cash equivalents, at beginning of period	399,798	-
Cash and cash equivalents, at end of period	$ 15,736,208	$ 399,798

See accompanying notes to the consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Consolidated Statements of Cash Flows
(continued)

	Year ended December 31, 2009	Period from June 30, 2008 (inception) through December 31, 2008
Supplemental disclosure of cash flow information:		
In conjunction with the purchase of investment property, the Company acquired assets and assumed liabilities as follows:		
Land	$ 2,500,000	$ -
Building and improvements	5,654,068	-
Acquired in-place lease intangibles	2,000,000	-
Acquired above market lease intangibles	54,140	-
Acquired below market lease intangibles	(511,688)	-
Security deposits and advanced rent	(95,266)	-
Other assets	10,625	-
Purchase of investment property	$ 9,611,879	$ -
Supplemental schedule of non-cash investing and financing activities:		
Distributions payable	$ 116,379	$ -
Accrued offering costs payable	$ 267,036	$ 102,283

See accompanying notes to the consolidated financial statements.

(1) Organization

Inland Diversified Real Estate Trust, Inc. (the "Company" which may be referred to as the "Company," "we," "us," or "our") was formed on June 30, 2008 (inception) to acquire, and develop a diversified portfolio of commercial real estate investments located in the United States and Canada. The Company has entered into a Business Management Agreement (the "Agreement") with Inland Diversified Business Manager & Advisor, Inc. (the "Business Manager"), to be the Business Manager to the Company. The Business Manager is a related party to our sponsor, Inland Real Estate Investment Corporation (the "Sponsor"). In addition, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, which are indirectly controlled by the four principals of The Inland Group, Inc. (collectively, the "Real Estate Managers"), will serve as the Company's real estate managers. The Company is authorized to sell up to 500,000,000 shares of common stock ("Shares") at $10 each in an initial public offering (the "Offering") which commenced on August 24, 2009 and up to 50,000,000 shares at $9.50 each issuable pursuant to the Company's distribution reinvestment plan ("DRP").

The Company will provide the following programs to facilitate investment in the Company's shares and to provide limited liquidity for stockholders.

The Company will allow stockholders who purchase shares in the Offering to purchase additional shares from the Company by automatically reinvesting distributions through the DRP, subject to certain share ownership restrictions. Such purchases under the DRP will not be subject to selling commissions or the marketing contribution and due diligence expense allowance, and are made at a price of $9.50 per share.

The Company is authorized to repurchase shares under the share repurchase program ("SRP"), if requested, subject to, among other conditions, funds being available. In any given calendar month, proceeds used for the SRP cannot exceed the proceeds from the DRP, for that month. In addition, the Company will limit the number of shares repurchased during any calendar year to 3% of the number of shares of common stock outstanding on December 31st of the previous year. In the case of repurchases made upon the death of a stockholder, however, the Company is authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the DRP nor the 3% limit will apply. The SRP will be terminated if the Company's shares become listed for trading on a national securities exchange. In addition, the Company's board of directors, in its sole direction, may amend, suspend or terminate the SRP.

The fiscal year-end of the Company is December 31.

(2) Summary of Significant Accounting Policies

General

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Consolidation

The accompanying consolidated financial statements of the Company include the accounts of its wholly-owned subsidiary, Inland Diversified Merrimack Village, L.L.C. (Note 3). All intercompany balances and transactions have been eliminated in consolidation.

Offering and Organizational Costs

Costs associated with the Offering were deferred and charged against the gross proceeds of the Offering upon the sale of shares. Formation and organizational costs were expensed as incurred.

Cash and Cash Equivalents

The Company considers all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions' non-performance.

Restricted Cash

Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses, consist of funds received from investors as of December 31, 2009 relating to shares of the Company to be purchased by such investors.

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decreases in the later years of a lease. The Company periodically reviews the collectability of outstanding receivables. Allowances are taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursement.

The Company records lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, the Company provides for gains or losses related to unrecovered intangibles and other assets.

As a lessor, the Company defers the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Capitalization and Depreciation

Real estate acquisitions are recorded at cost less accumulated depreciation. Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

Depreciation expense is computed using the straight line method. Building and improvements are depreciated based upon estimated useful lives of 30 years for building and improvements and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight line basis over the life of the related lease as a component of depreciation and amortization expense.

Leasing fees are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization.

Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the life of the related loans as a component of interest expense.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies the Company believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

The Company defines fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

- Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 — Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's financial instruments include cash and cash equivalents, restricted cash, accounts and rents receivable, other investments, accrued offering expenses, accounts payable and accrued expenses, other liabilities, and due to related parties. At December 31, 2009 and 2008, the carrying values of cash equivalents, restricted cash, accounts and rents receivable, accrued offering expenses, accounts payable and accrued expenses, other liabilities, and due to related parties approximates their estimated fair values due to the short maturity of these instruments. The purchase price of Merrimack Village Center was allocated at estimated fair value based on Level 3 inputs from a third party appraisal.

Acquisition of Real Estate Properties and Real Estate Businesses

Upon acquisition, the Company allocates the purchase price of properties and businesses based on the fair value of the tangible and intangible assets acquired and liabilities assumed. The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight line basis over the term of the related lease as an adjustment to rental income. For below-market lease values, the amortization period includes any renewal periods with fixed rate renewals. Amortization pertaining to the above market lease value of $455 was recorded as a reduction to rental income for the year ended December 31, 2009. Amortization pertaining to the below market lease value of $2,543 was recorded as an increase to rental income for the year ended December 31, 2009.

The portion of the purchase price allocated to acquired in-place lease value is amortized on a straight line basis over the life of the related lease. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $11,905 for the year ended December 31, 2009. The portion of the purchase price allocated to customer relationship value is amortized on a straight line basis over the life of the related lease. As of December 31, 2009, no amount has been allocated to customer relationship value.

The following table summarizes the Company's identified intangible assets and liabilities as of December 31, 2009.

Intangible assets:		
Acquired in-place lease value	$	2,000,000
Acquired above market lease value		54,140
Accumulated amortization		(12,360)
Net intangible assets	$	2,041,780
Intangible liabilities:		
Acquired below market lease value	$	511,688
Accumulated amortization		(2,543)
Net intangible liabilities	$	509,145

The following table presents the amortization during the next five years related to intangible assets and liabilities for property owned at December 31, 2009.

		2010	2011	2012	2013	2014	Thereafter	Total
Amortization of:								
Acquired above market lease costs	$	(5,459)	(5,459)	(5,459)	(5,459)	(5,459)	(26,390)	(53,685)
Acquired below market lease costs	$	30,514	30,514	30,514	30,514	30,514	356,575	509,145
Net rental income increase	$	25,055	25,055	25,055	25,055	25,055	330,185	455,460
Acquired in-place lease asset	$	142,857	142,857	142,857	142,857	142,857	1,273,810	1,988,095

Impairment of Investment Property

The Company assesses the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, the Company considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If the Company's analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the Company recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

The Company estimates the future undiscounted cash flows based on management's intent as follows: (i) for real estate properties that the Company intends to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property; and (ii) for real estate properties that the Company intends to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan the Company uses to manage its underlying business. However assumptions and estimates about future cash flows, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions and the Company's ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

During the year ended December 31, 2009, the Company incurred no impairment charges.

Recent Accounting Pronouncements

Guidance issued in June 2009 amends previously issued guidance related to consolidation. These changes eliminate certain scope exceptions previously permitted, provide additional guidance for determining whether an entity is a variable interest entity and require companies to more frequently reassess whether they must consolidate variable interest entities. The changes also replace the previously required quantitative approach to determining the primary beneficiary of a variable interest entity with a requirement for an enterprise to perform a qualitative analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. Changes are effective as of the beginning of the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of this new guidance will not have an impact on the Company's consolidated financial statements as there are no changes to which entities will be consolidated at this time.

Guidance issued in January 2010, provides additional requirements and clarifies existing disclosures about fair value measurements. The guidance requires entities to provide fair value measurement disclosures for each "class" of assets and liabilities, as opposed to the previous guidance which required disclosures by "major category" of assets and liabilities. The term "major category" was often interpreted to be a line item on the statement of financial position, whereas the term "class" represents a subset of assets or liabilities within a line item in the statement of financial position, thus expanding on the level of disaggregation. The guidance also requires an entity to disclose the amounts of significant transfers between Levels 1 and 2, and all significant transfers into and out of Level 3 of the fair value hierarchy. Furthermore, entities are required to disclose the reasons for those transfers, and the entity's policy for determining when transfers between levels are recognized. A description of the valuation techniques and inputs used to determine the fair value of each class of assets or liabilities for Levels 2 and 3 must also be disclosed, including any valuation technique changes and the reason for those changes. This update further amends the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements, requiring a separate disclosure of total gains and losses recognized in other comprehensive income and disclosing separately purchases, sales, issuances, and settlements, as opposed to net as previously required. The guidance is effective for periods ending after December 15, 2009. The adoption of the guidance did not have an impact on the consolidated financial statements.

Guidance issued in January 2010 clarifies the accounting for distributions to shareholders with components of stock and cash. Prior to this amendment, it was unclear as to whether the stock portion of a distribution should be accounted for as a new share issuance that is reflected in earnings per share prospectively or as a stock dividend by retroactively restating shares outstanding and earnings per share for all periods presented. The amendment clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance and is reflected in EPS prospectively and is not a stock dividend. The guidance is effective for periods ending after December 15, 2009. The adoption of the guidance did not have an impact on the consolidated financial statements.

(3) Investment Property

On December 11, 2009, the Company, through Inland Diversified Merrimack Village, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in an 82,292 square foot grocery anchored retail center known as Merrimack Village Center (the "Property"), located in Merrimack, New Hampshire. The Company purchased the property from an unaffiliated third party for a gross purchase price of approximated $9.8 million in cash. The Company funded this purchase with proceeds from our Offering. During the year ended December 31, 2009, the Company incurred $28,001 of acquisition and transaction related costs that were recorded in general and administrative expenses in the consolidated statement of operations.

The following condensed pro forma financial information is presented as if the acquisition of the Property had been consummated as of January 1, 2009 for the pro forma year ended December 31, 2009 and as of June 30, 2008 for the pro forma period June 30, 2008 (inception) through December 31, 2008. The following condensed pro forma financial information is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisition had been consummated as of January 1, 2009 for the pro forma year ended December 31, 2009 and June 30, 2008 for the pro forma period June 30, 2008 (inception) through December 31, 2008, nor does it purport to represent the results of operations for future periods.

		For the Year Ended December 31, 2009		
		Historical	Merrimack Village Center	As Adjusted
Total income	$	96,243	1,277,637	1,373,880
Net income (loss)	$	(296,933)	78,598	(218,335)

		For the Period June 30, 2008 (inception) through December 31, 2008		
		Historical	Merrimack Village Center	As Adjusted
Total income	$	-	661,749	661,749
Net income (loss)	$	(69,574)	59,412	(10,162)

(4) Operating Leases

Minimum lease payments to be received under operating leases, assuming no expiring leases are renewed, are as follows:

		Minimum Lease Payments
2010		1,036,276
2011		1,006,966
2012		1,026,837
2013		1,030,659
2014		891,260
Thereafter		9,107,765
Total	$	14,099,763

The remaining lease terms range from one year to 17 years. The majority of the revenue from the Company's property consists of rents received under long-term operating leases. Some leases provide for the payment of fixed base rent paid monthly in advance, and for the reimbursement by tenants to the Company for the tenant's pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees, and certain building repairs paid by the Company and recoverable under the terms of the lease. Under these leases, the Company pays all expenses and is reimbursed by the tenant for the tenant's pro rata share of recoverable expenses paid. Under leases where all expenses are paid by the Company, subject to reimbursement by the tenant, the expenses are included within property operating expenses and reimbursements are included in tenant recovery income on the Consolidated Statements of Operations.

(5) Unconsolidated joint venture

The Company is a member of a limited liability company formed as an insurance association captive (the "Insurance Captive"), which is owned in equal proportions by the Company and three other REITs sponsored by the Company's Sponsor, Inland Real Estate Corporation, Inland Western Retail Real Estate Trust, Inc., and Inland American Real Estate Trust, Inc. and serviced by an affiliate of the Business Manager, Inland Risk and Insurance Management Services Inc. The Insurance Captive was formed to initially insure/reimburse the members' deductible obligations for the first $100,000 of property insurance and $100,000 of general liability insurance. The Company entered into the Insurance Captive to stabilize its insurance costs, manage its exposures and recoup expenses through the functions of the captive program. This entity is considered to be a variable interest entity (VIE) as defined in GAAP and the Company is not considered to be the primary beneficiary. Therefore, this investment is accounted for utilizing the equity method of accounting.

Joint Venture	Description	Ownership %		Investment at December 31, 2009		Investment at December 31, 2008
Oak Property & Casualty LLC	Insurance Captive	25%	$	187,500	$	-
			$	187,500	$	-

The Company entered into a contribution agreement to pay $187,500 in twelve equal installments in exchange for a twenty-five percent membership interest in the Insurance Captive. At December 31, 2009, $109,375 of this obligation remained unpaid.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

Financial Information of Unconsolidated Joint Venture

Summarized financial information for the unconsolidated joint venture is as follows:

	December 31, 2009 (unaudited)
Balance Sheet:	
Assets:	
Cash and cash equivalents	$ 6,590,027
Restricted cash	3,410,000
Other assets	5,209,829
Total Assets	$ 15,209,856
Liabilities and Members' Equity:	
Liabilities	$ 8,308,088
Members' equity	6,901,768
Total Liabilities and Members' Equity	$ 15,209,856
Statements of Operations:	
Revenues	$ 4,712,011
Operating expenses and general and administrative expenses	3,479,361
Net income	$ 1,232,650
Our share of:	
Net income	$ -

The Company's share of net income from its investment in the unconsolidated entity is based on the ratio of each member's premium contribution to the venture. For the year ended December 31, 2009, the Company had no premium contribution and therefore, no allocation of the venture's net income for the period.

(6) Transactions with Related Parties

During 2008, the Sponsor contributed $200,000 to the capital of the Company for which it received 20,000 shares of common stock.

For the period June 30, 2008 (inception) through December 31, 2008, the Sponsor advanced $1,031,107 for the payment of offering and administrative costs. For the year ended December 31, 2009, the Sponsor advanced a total of $1,429,054 for the payment of offering and administrative costs and contributed $96,035 to pay distributions. Our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. In addition, the Company has not used any of the Sponsor's initial $200,000 contribution to fund distributions. There is no assurance that our Sponsor will continue to contribute monies to fund future distributions. The Company intends to continue paying distributions for future periods in the amounts and at times as determined by our board. The amount and timing of distributions may vary. The Company may pay distributions from the proceeds generated by borrowings.

As of December 31, 2009 and 2008, the Company owed $2,460,161 and $1,031,107, respectively, to our Sponsor related to advances used to pay administrative and offering costs which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances made by the Sponsor, which the Company intends to repay.

On May 28, 2009, the Company purchased 1,000 shares of common stock in the Inland Real Estate Group of Companies, Inc. for $1,000, which are accounted for under the cost method.

The following table summarizes the Company's related party transactions incurred for the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008.

		Year Ended December 31, 2009	Period June 30, 2008 (inception) through December 31, 2008
Offering costs	(a)(c)	$ 3,329,675	$ 23,465
Organization costs	(a)(c)	55,772	5,837
General and administrative reimbursement	(b)	56,948	2,366

(a) A related party of the Business Manager is entitled to receive selling commissions equal to 7.5% of the sale price for each share sold, the marketing contribution equal to 2.5% of the gross offering proceeds from shares sold and a due diligence expense reimbursement of up to 0.5% of the gross offering proceeds (which may, in the Company's sole discretion, be paid or reimbursed from the marketing contribution or from issuer costs), the majority of which are reallowed to third party soliciting dealers. In addition, our Sponsor, its affiliates and third parties are entitled to reimbursement for any issuer costs that they pay on our behalf, including any bona fide out-of-pocket, itemized and detailed due diligence expenses not reimbursed from amounts paid or reallowed as a marketing contribution, in an amount not to exceed 5% of the gross offering proceeds. The Company will not pay selling commissions, the marketing contribution or issuer costs in connection with shares of common stock issued through the distribution reinvestment plan. Such costs are offset against the stockholders' equity accounts. A total of $208,773 and $5,974 of offering costs, and $10,000 and $1,333 of organization costs were unpaid as of December 31, 2009 and 2008, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

(b) The Business Manager and its related parties are entitled to reimbursement for general and administrative expenses of the Business Manager and its related parties relating to the Company's administration, including acquisition and transaction related costs. Such costs are included in general and administrative expenses to related parties in the accompanying consolidated balance sheets. A total of $12,776 and $424 remained unpaid as of December 31, 2009 and 2008, respectively, and is included in due to related parties on the accompanying consolidated balance sheets.

(c) As of December 31, 2009, the Company had incurred $6,218,993 of offering costs, of which $3,353,140 was paid or accrued to related parties. Pursuant to the terms of the Offering, the Business Manager has agreed to reimburse the Company all public offering and organizational expenses (excluding sales commissions and the marketing contribution allowances) in excess of 5% of the gross proceeds of the Offering or all organization and offering expenses (including selling commissions and the marketing contribution) which together exceed 15% of gross offering proceeds. As of December 31, 2009, offering costs did not exceed the 5% and 15% limitations. The Company anticipates that these costs will not exceed these limitations upon completion of the Offering. Any excess amounts at the completion of the Offering will be reimbursed by the Business Manager.

Subject to satisfying the criteria described below, the Company will pay the Business Manager a quarterly business management fee equal to a percentage of the Company's "average invested assets" (as defined in the Offering prospectus), calculated as follows:

(1) if the Company has declared distributions during the prior calendar quarters just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.25% of its "average invested assets" for that prior calendar quarter;

(2) if the Company has declared distributions during the prior calendar quarters just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1875% of its "average invested assets" for that prior calendar quarter;

(3) if the Company has declared distributions during the prior calendar quarters just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than 6% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.125% of its "average invested assets" for that prior calendar quarter; or

(4) if the Company does not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, it will not, except as set forth below, pay a business management fee for that prior calendar quarter.

Assuming that (1), (2) or (3) above is satisfied, the Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid. If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager's sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time. This obligation to pay the accrued fee terminates if the Company acquires the Business Manager. For the year ended December 31, 2009, the Business Manager was entitled to a business management fee in the amount equal to $6,060, but permanently waived the entire amount of this fee.

Separate and distinct from any business management fee, the Company will also reimburse the Business Manager or any related party for all expenses that it, or any related party including the Sponsor, pays or incurs on its behalf including the salaries and benefits of persons employed by the Business Manager or its related parties in performing services for the Company except that we will not reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as our executive officers, or the executive officers of our Business Manager or its affiliates or our Real Estate Managers; provided that, for these purposes, the secretaries of our company and the Business

Manager will not be considered "executive officers." These costs were recorded in general and administrative expenses in the consolidated statements of operations. The Company expects to pay additional types of compensation to affiliates of IREIC, including the Business Manager and our Real Estate Managers and their respective affiliates; however, we did not pay any other compensation for the year ended December 31, 2009.

As of December 31, 2009, the Company had deposited cash of $502,955 in Inland Bank and Trust, a subsidiary of Inland Bancorp, Inc., an affiliate of The Inland Real Estate Group, Inc.

(7) Income Taxes

The Company is qualified and has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with the tax year ending December 31, 2009. Since the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its REIT taxable income (subject to certain adjustments) to its stockholders. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

As of December 31, 2009 and 2008, the Company had a deferred tax asset of $27,652 related to organizational costs for which a full valuation allowance was recorded due to the uncertainty of realization given the Company's intention to elect and to qualify to be taxed as a REIT commencing with the tax year ending December 31, 2009.

Distributions

For federal income tax purposes, distributions may consist of ordinary dividend income, qualifying dividends, return of capital, capital gains or a combination thereof. Distributions to the extent of the Company's current and accumulated earnings and profits for federal income tax purposes are taxable to the recipient as ordinary dividend income. Distributions in excess of these earnings and profits will constitute a non-taxable return of capital rather than a dividend and will reduce the recipient's basis in the shares to the extent thereof, and thereafter as taxable gain. Distributions in excess of earnings and profits have the effect of deferring taxation of the amount of the distribution until the sale of the stockholder's shares.

The Company currently pays distributions based on daily record dates, payable monthly in arrears. The distributions that the Company currently pays are equal to a daily amount equal to $0.00164384, which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share. During the year ended December 31, 2009, the Company declared cash distributions, which are paid monthly to stockholders, totaling $212,414, or $.60 per share on an annualized basis. For federal income tax purposes for the year ended December 31, 2009, 100% of the distributions constituted a return of capital.

(8) Earnings (loss) per Share

Basic earnings (loss) per share ("EPS") are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the "common shares"). Diluted EPS is computed by dividing net income (loss) by the common shares plus potential common shares issuable upon exercising options or other contracts. As of December 31, 2009 and 2008, the Company did not have any dilutive common share equivalents outstanding.

The basic and diluted weighted average number of common shares outstanding was 367,888 and 20,000 for the year ended December 31, 2009 and the period from June 30, 2008 (inception) to December 31, 2008, respectively.

(9) Segment Reporting

The Company currently has one retail business segment and accordingly did not report any other segment disclosures for 2009.

Concentration of credit risk with respect to accounts receivable currently exists due to the small number of tenants currently comprising the Company's rental revenue. Shaw's Grocery Store accounted for 53% of consolidated rental revenues for the year ended December 31, 2009. The concentration of revenues for this tenant increases the Company's risk associated with nonpayment by this tenant. In an effort to reduce risk, the Company performs ongoing credit evaluations of its larger tenants.

(10) Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to December 31, 2009 for potential recognition and disclosure in these financial statements.

On December 9, 2009, January 13, 2010, February 10, 2010 and March 10, 2010, our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2010 through the close of business on April 30, 2010. Distributions were declared in a daily amount equal to $0.00164384 per share, which if paid each day for a 365-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

- On January 4, 2010, total distributions declared for the month of December 2009 were paid in the amount equal to $116,379, of which $37,690 was paid in cash and $78,689 was reinvested through the Company's DRP for an additional 8,283 shares of common stock.

- On February 1, 2010, total distributions declared for the month of January 2010 were paid in the amount equal to $183,700, of which $57,721 was paid in cash and $125,979 was reinvested through the Company's DRP for an additional 13,261 shares of common stock.

- On March 3, 2010, total distributions declared for the month of February 2010 were paid in the amount equal to $231,568, of which $76,130 was paid in cash and $155,438 was reinvested through the Company's DRP for an additional 16,362 shares of common stock.

- Distributions declared for the month of March 2010 will be paid no later than April 5, 2010.

- Distributions declared for the month of April 2010 will be paid no later than May 7, 2010.

The Company did not use any of the net proceeds from our current Offering to fund these distributions. The monies needed to pay distributions declared for December, January and February were funded from capital contributions from our Sponsor. Our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. Our Sponsor previously invested $200,000 at the time of our formation. The Company did not use any of this initial $200,000 contribution to fund these distributions. There is no assurance that our Sponsor will continue to contribute monies to fund future distributions. The amount and timing of distributions may vary. See Note 6 for further discussion of sponsor contributions used to fund distributions.

On February 11, 2010, the Company placed on deposit an additional $15,000,000 in a previously established money market account maintained at a bank which is partially owned by parties affiliated with the Sponsor.

On February 11, 2010, Inland Diversified Merrimack Village, L.L.C., a wholly owned subsidiary of the Company and the owner of Merrimack Village Center, entered into a loan with Delta Community Credit Union for approximately $5.4 million, secured by Merrimack Village Center. The loan requires us to pay interest only at an annual rate of 6.5% for the first twenty-four months of the loan term and then requires monthly payments of principal and interest, based on a thirty year amortization schedule until maturity on March 1, 2015.

On February 18, 2010, the Company acquired, through its wholly owned subsidiary, Inland Diversified Kissimmee Pleasant Hill, L.L.C., a fee simple interest in a 70,642 square foot grocery-anchored retail center known as Pleasant Hill Commons, located in Kissimmee, Florida. The Company purchased the property from an unaffiliated third party for a gross purchase price of approximately $12.4 million in cash. We used proceeds from the Offering to fund this acquisition.

The following condensed pro forma financial information is presented as if the acquisition of Pleasant Hill Commons had been consummated as of January 1, 2009 for the pro forma year ended December 31, 2009 and June 30, 2008 for the pro forma period June 30, 2008 (inception) through December 31, 2008. The pro forma financial information below includes the pro forma information of Merrimack Village Center as presented in Note 3 to the consolidated financial statements. The following condensed pro forma financial information is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisition had been consummated at the beginning of January 1, 2009 for the pro forma year ended December 31, 2009 and June 30, 2008 for the pro forma period June 30, 2008 (inception) through December 31, 2008, nor does it purport to represent the results of operations for future periods. Depreciation and amortization pro forma adjustments are based on preliminary purchase price allocations and are subject to change.

		For the Year Ended December 31, 2009		
		As Adjusted from Note 3	Pleasant Hill Commons	As Adjusted
Total income	$	1,373,880	1,425,916	2,799,796
Net income (loss)	$	(218,335)	676,917	458,582

		For the Period June 30, 2008 (inception) through December 31, 2008		
		As Adjusted from Note 3	Pleasant Hill Commons	As Adjusted
Total income	$	661,749	342,650	1,004,399
Net income (loss)	$	(10,162)	(26,174)	(36,336)

As of March 25, 2010, the Company has raised total equity, net of commissions, marketing contribution, and due diligence expense reimbursements, the majority of which are reallowed to third party soliciting dealers, of approximately $60.3 million and has issued approximately 6.7 million shares of common stock from the Offering.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

(11) Quarterly Supplemental Financial Information (unaudited)

The following represents the results of operations, for each quarterly period, during 2009 and 2008.

		2009			
		Dec. 31	Sept. 30	June 30	March 31
Total income	$	99,198	3	78	-
Net loss		(193,646)	(44,347)	(53,373)	(5,567)
Net loss per common share, basic and diluted (1)		(.14)	(1.55)	(2.67)	(.28)
Weighted average number of common shares outstanding, basic and diluted (1)		1,391,602	28,604	20,000	20,000

		2008			
		Dec. 31	Sept. 30	June 30	March 31
Total income	$	-	-	N/A	N/A
Net loss		(65,384)	(4,190)	N/A	N/A
Net loss per common share, basic and diluted (1)		(3.27)	(.21)	N/A	N/A
Weighted average number of common shares outstanding, basic and diluted (1)		20,000	20,000	N/A	N/A

(1) Quarterly income per common share amounts may not total the annual amounts due to rounding and the changes in the number of weighted common shares outstanding.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Schedule III
Real Estate and Accumulated Depreciation

December 31, 2009

		Initial Cost (A)			Gross amount at which carried at end of period (B)				
	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis (C)	Land and Improvements	Buildings and Improvements	Total (D)	Accumulated Depreciation (E ,F)	Date of Completion of Construction or Acquisition
Retail									
MERRIMACK VILLAGE CENTER Merrimack, NH	-	2,500,000	5,654,068	-	2,500,000	5,654,068	8,154,068	16,714	2009
TOTAL:	-	2,500,000	5,654,068	-	2,500,000	5,654,058	8,154,068	16,714	

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Schedule III (continued)
Real Estate and Accumulated Depreciation

December 31, 2009

Notes:

(A) The initial cost to the Company represents the original purchase price of the property, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.

(B) The aggregate cost of real estate owned at December 31, 2009 for Federal income tax purposes was approximately $9,725,000 (unaudited).

(C) Cost capitalized subsequent to acquisition includes payments under master lease agreements as well as additional tangible costs associated with investment properties, including any earn-out of tenant space.

(D) Reconciliation of real estate owned:

	2009
Balance at January 1,	$ -
Acquisitions and capital improvements	9,696,520
Intangible assets	(2,054,140)
Intangible liabilities	511,688
Balance at December 31,	$ 8,154,068

(E) Reconciliation of accumulated depreciation:

Balance at January 1,	$ -
Depreciation expense	16,714
Balance at December 31,	$ 16,714

(F) Depreciation is computed based upon the following estimated lives:

Buildings and improvements	30 years
Tenant improvements	Life of the lease

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A(T). Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our principal executive officer and our principal financial officer evaluated as of December 31, 2009, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures, as of December 31, 2009, were effective for the purpose of ensuring that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the principal executive officer and our principal financial officer as appropriate to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, including our principal executive officer and principal financial officer, evaluated as of December 31, 2009, the effectiveness of our internal control over financial reporting based on the framework in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2009.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fourth quarter of 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be presented in our definitive proxy statement for our 2010 annual meeting of stockholders which we anticipate filing with the SEC no later than April 30, 2010, and is incorporated by reference into this Item 10.

We have adopted a code of ethics, which is available on our website free of charge at http://www.inlanddiversified.com. We will provide the code of ethics free of charge upon request to our customer relations group.

Item 11. Executive Compensation

The information required by this Item will be presented in our definitive proxy statement for our 2010 annual meeting of stockholders which we anticipate filing with the SEC no later than April 30, 2010, and is incorporated by reference into this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be presented in our definitive proxy statement for our 2010 annual meeting of stockholders which we anticipate filing with the SEC no later than April 30, 2010 and is incorporated by reference into this Item 12.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be presented in our definitive proxy statement for our 2010 annual meeting of stockholders which we anticipate filing with the SEC no later than April 30, 2010 and is incorporated by reference into this Item 13.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be presented in our definitive proxy statement for our 2010 annual meeting of stockholders which we anticipate filing with the SEC no later than April 30, 2010, and is incorporated by reference into this Item 14.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed:

(1) Financial Statements:

Report of Independent Registered Public Accounting Firm

The consolidated financial statements of the Company are set forth in the report in Item 8.

(2) Financial Statement Schedules:

Financial statement schedule for the year ended December 31, 2009 is submitted herewith.

Real Estate and Accumulated Depreciation (Schedule III)

(3) Exhibits:

The list of exhibits filed as part of this Annual Report is set forth on the Exhibit Index attached hereto.

(b) Exhibits:

The exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto.

(c) Financial Statement Schedules

All schedules other than those indicated in the index have been omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

	/s/ Barry L. Lazarus
By:	Barry L. Lazarus
	President and principal executive officer
Date:	March 26, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ Robert D. Parks Name: Robert D. Parks	Director and chairman of the board	March 26, 2010
By: /s/ Barry L. Lazarus Name: Barry L. Lazarus	Director and president (principal executive officer)	March 26, 2010
By: /s/ Steven T. Hippel Name: Steven T. Hippel	Treasurer and chief accounting officer (principal financial officer)	March 26, 2010
By: /s/ Brenda G. Gujral Name: Brenda G. Gujral	Director	March 26, 2010
By: /s/ Lee A. Daniels Name: Lee A. Daniels	Director	March 26, 2010
By: /s/ Donald J. Figura Name: Donald J. Figura	Director	March 26, 2010
By: /s/ Gerald W. Grupe Name: Gerald W. Grupe	Director	March 26, 2010
By: /s/ Charles H. Wurtzbach Name: Charles H. Wurtzebach	Director	March 26, 2010

Exhibit Index

Exhibit No.	Description
3.1	First Articles of Amendment and Restatement of Inland Diversified Real Estate Trust, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on August 19, 2009 (file number 333-153356))
3.2	Amended and Restated Bylaws of Inland Diversified Real Estate Trust, Inc., effective August 12, 2009 (incorporated by reference to Exhibit 3.2 to Amendment No. 5 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on August 19, 2009 (file number 333-153356))
4.1	Distribution Reinvestment Plan (incorporated by reference to Appendix B to Amendment No. 5 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on August 19, 2009 (file number 333-153356))
4.2	Share Repurchase Program (incorporated by reference to Exhibit 4.2 to Amendment No. 5 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on August 19, 2009 (file number 333-153356))
4.3	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates) (incorporated by reference to Exhibit 4.3 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on September 5, 2008 (file number 333-153356))
10.1	Business Management Agreement, dated as of August 24, 2009, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Business Manager & Advisor, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 27, 2009)
10.2	Master Real Estate Management Agreement, dated as of August 24, 2009, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Real Estate Services LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 27, 2009)
10.3	Master Real Estate Management Agreement, dated as of August 24, 2009, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Asset Services LLC (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 27, 2009)
10.4	Master Real Estate Management Agreement, dated as of August 24, 2009, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Leasing Services LLC (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 27, 2009)
10.5	Master Real Estate Management Agreement, dated as of August 24, 2009, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Development Services LLC (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 27, 2009)

10.6	Property Acquisition Agreement, dated as of August 24, 2009, by and among Inland Diversified Real Estate Trust, Inc., Inland Diversified Business Manager & Advisor, Inc. and Inland Real Estate Acquisitions, Inc. (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 27, 2009)
10.7	Investment Advisory Agreement for Discretionary Accounts, dated as of August 24, 2009, by and between Inland Diversified Real Estate Trust, Inc. and Inland Investment Advisors, Inc. (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 27, 2009)
10.8	Escrow Agreement, dated as of August 24, 2009, by and among Inland Diversified Real Estate Trust, Inc., Inland Securities Corporation and UMB Bank, N.A. (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 27, 2009)
10.9	Real Estate Sale Agreement (re: Merrimack Village Center), by and between Inland Real Estate Acquisitions, Inc. and Merrimack Shopping Center, LLC, dated October 22, 2009, as amended by the Amendment To Real Estate Sale Agreement (re: Merrimack Village Center), by and between Inland Real Estate Acquisitions, Inc. and Merrimack Shopping Center, LLC, dated November 30, 2009 (incorporated by reference to 10.9 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on December 17, 2009)
10.10	Assignment of Contract, dated December 10, 2009, by Inland Real Estate Acquisitions, Inc. to and for the benefit of Inland Diversified Merrimack Village, L.L.C. (incorporated by reference to 10.10 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on December 17, 2009)
10.11	Term Loan Promissory Note, made as of February 11, 2010 by Inland Diversified Merrimack Village, L.L.C. for the benefit of Delta Community Credit Union (incorporated by reference to 10.11 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 17, 2010)
10.12	Mortgage, dated as of February 11, 2010, by and between Inland Diversified Merrimack Village, L.L.C. and Delta Community Credit Union (incorporated by reference to 10.12 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 17, 2010)
10.13	Environmental Indemnity Agreement, made as of February 11, 2010 by Inland Diversified Merrimack Village, L.L.C. in favor of Delta Community Credit Union (incorporated by reference to 10.13 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 17, 2010)
10.14	Compliance Agreement, dated as of February 11, 2010, by and between Inland Diversified Merrimack Village, L.L.C. in favor of Delta Community Credit Union (incorporated by reference to 10.14 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 17, 2010)
10.15	Limited Guaranty Agreement, made as of February 11, 2010 by Inland Diversified Real Estate Trust, Inc. for the benefit of Delta Community Credit Union (incorporated by reference to 10.15 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 17, 2010)

10.16	Assignment and Assumption of Leases, dated December 11, 2009, by and between Merrimack Shopping Center, LLC and Inland Diversified Merrimack Village, L.L.C. (incorporated by reference to 10.16 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on December 17, 2009)
10.17	Purchase and Sale Agreement (re: Pleasant Hill Commons), by and between Inland Real Estate Acquisitions, Inc. and MCP Retail, LLC, dated December 21, 2009, as amended (incorporated by reference to 10.17 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 24, 2010)
10.18	Assignment, dated February 18, 2010, by Inland Real Estate Acquisitions, Inc. to and for the benefit of Inland Diversified Kissimmee Pleasant Hill, L.L.C. (incorporated by reference to 10.18 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 24, 2010)
10.19	Assignment and Assumption of Lease, dated February 18, 2010, by and between MCP Retail, LLC and Inland Diversified Kissimmee Pleasant Hill, L.L.C. (incorporated by reference to 10.19 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 24, 2010)
31.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
32.2	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.1	Non-Retaliation Policy (incorporated by reference to Exhibit 99.1 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on September 5, 2008 (file number 333-153356))
99.2	Responsibilities of the Compliance Officer of the Company (incorporated by reference to Exhibit 99.2 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on September 5, 2008 (file number 333-153356))
99.3	Code of Ethics (incorporated by reference to Exhibit 99.3 to the Registrant's Post-Effective Amendment No. 1 to Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on March 8, 2010 (file number 333-153356))

---

* Filed as part of this Annual Report on Form 10-K.



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Exhibit 31.1

Certification of Principal Executive Officer

I, Barry L. Lazarus, certify that:

1. I have reviewed this Annual Report on Form 10-K of Inland Diversified Real Estate Trust, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Barry L. Lazarus

Name: Barry L. Lazarus
Title: President (principal executive officer)
Date: March 26, 2010

Exhibit 31.2

Certification of Principal Financial Officer

I, Steven T. Hippel, certify that:

1. I have reviewed this Annual Report on Form 10-K of Inland Diversified Real Estate Trust, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Steven T. Hippel

Name: Steven T. Hippel
Title: Treasurer and chief accounting officer (principal financial officer)
Date: March 26, 2010

Exhibit 32.1

Certification Pursuant to
18 U.S.C. Section 1350, as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Inland Diversified Real Estate Trust, Inc. (the "Company") for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Barry L. Lazarus, president of the Company, certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 26, 2010

By: /s/ Barry L. Lazarus
Name: Barry L. Lazarus
Title: President (principal executive officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification Pursuant to
18 U.S.C. Section 1350, as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Inland Diversified Real Estate Trust, Inc. (the "Company") for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Steven T. Hippel, treasurer and chief accounting officer of the Company, certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 26, 2010

By: /s/ Steven T. Hippel
Name: Steven T. Hippel
Title: Treasurer and chief accounting officer (principal financial officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.



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SFI
Certified Fiber Sourcing
www.sfiprogram.org

Inland Diversified Real Estate Trust, Inc.

Corporate Office
2901 Butterfield Road
Oak Brook, IL 60523
Toll Free 800.826.8228
Phone 630.218.8000
www.inlanddiversified.com

Board of Directors

General Counsel

Shefsky & Froelich, Ltd.
111 East Wacker Drive
Suite 2800
Chicago, IL 60601

Independent Auditors

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

Transfer Agent

DST Systems, Inc.
P.O. Box 219287
Kansas City, MO 64121-9287

Annual Stockholders Meeting

The Inland Diversified Real Estate Trust, Inc. Annual Stockholders Meeting is scheduled to be held on Thursday, June 3, 2010 at 10:00am (CT) at the Inland Corporate Office located at 2901 Butterfield Road, Oak Brook, IL 60523.

Investor Relations

If you have any questions, please contact your Financial Advisor or Inland Customer Service at 800.826.8228 or by e-mail at custserv@inland-investments.com.


INLAND
INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.

Inland Diversified Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523
800.826.8228
www.inlanddiversified.com

PRSRT STD
U.S. POSTAGE PAID
INLAND DIVERSIFIED

